AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2001

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                                 INFOVISTA S.A.
                       (Name of Subject Company (Issuer))

                             ----------------------

                                 INFOVISTA S.A.
                        (Name of Filing Person (Offeror))

                             ----------------------

     Options granted on or after September 1, 2000 Under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista 2001 Employee Stock Option Plan to
    subscribe to Ordinary Shares, nominal value 0.54 euro per Ordinary Share, held by eligible employees
                         (Title of Class of Securities)

                             ----------------------

                                    456817105
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                             ----------------------

                                   Emily Carey
                                 General Counsel
                                    InfoVista
                            6, rue de la Terre de Feu
                         91952 Courtaboeuf Cedex, France
                               011-33-164-86-79-00
                          (Name, address and telephone
               number of person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                            John J. Cannon, III, Esq
                              John A. Morrison, Esq
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


                            Calculation of Filing Fee
================================================================================

   Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
         $ 2,290,509                                        $ 458
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that new options to subscribe to 654,820 ordinary shares of InfoVista S.A. having an aggregate value of $2,290,509 as of August 30, 2001 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the
     Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


================================================================================

Item 1. Summary Term Sheet

     The information set forth under the caption "Summary Term Sheet" in the Offer to Grant dated August 30, 2001 (the "Offer to Grant"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2. Subject Company Information

     (a) Name and Address

     The name of the issuer is InfoVista S.A., a societe anonyme, or limited liability company, organized under the laws of the Republic of France (the "Company"). The Company's principal executive offices are located at 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France, and its telephone number is +1 33-164-86-79-00. The Company's principal executive offices in the United States are located at 10440 Little Patuxent Parkway, 4th Floor, Columbia, Maryland 21044, and its telephone number in the United States is +1 410-997-4470. The information set forth in the Offer to Grant under the caption "Information Concerning InfoVista - Overview of InfoVista's Business" is incorporated herein by reference.


     (b) Securities

     This Schedule TO relates to an offer by the Company to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan (the "2000 Option Plan") and the InfoVista S.A. 2001 Employee Stock Option Plan (the "2001 Option Plan") to subscribe to the
Company's ordinary shares, nominal value 0.54 euro per share ("ordinary shares"), for new options ("New Options") to subscribe to Ordinary Shares to be granted under the 2001 Option Plan, upon the terms and subject to the conditions described in the Offer to Grant and the related email to eligible employees, attached hereto as Exhibit (a)(2), the form of election to renounce the right to the benefit of all outstanding options (the "Election Form"), attached hereto as Exhibit (a)(3), and the notice of withdrawal (the "Notice of Withdrawal"), attached hereto as Exhibit (a)(4). An "eligible employee" refers to each employee of InfoVista S.A. or one of our affiliates who holds an eligible option granted under the 2000 Option Plan or the 2001 Option Plan with an exercise price greater than 30 euros, excluding all employees who are resident in France, Belgium and Austria. An "eligible option" is an option that has been granted after September 1, 2000 and is held by an eligible employee, and an "eligible option" also includes, where applicable, an option that an eligible employee would also be required to renounce the benefit of because it was granted during the six-month and one day period immediately prior to the cancellation date, regardless of its exercise price. An "affiliate" is an entity in which InfoVista S.A. owns directly or indirectly 10% or more of the share capital or the voting rights. The number of new options to be granted to each eligible employee will give him the right to subscribe to a number of ordinary shares equal to the number of ordinary shares subject to the eligible options that the eligible employee renounces his or her right to the benefit of and that we have accepted for cancellation.

     The ordinary shares are currently traded in the United States in the form of American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one ordinary share. The ordinary shares are also traded in France on the Nouveau Marche of Euronext Paris S.A.

     As of August 23, 2001, (i) 19,656,026 ordinary shares were issued and outstanding and (ii) options to subscribe to 1,432,645 ordinary shares were issued and outstanding under the 2000 Option Plan and the 2001 Option Plan, of which options to subscribe to 654,820 ordinary shares were eligible for cancellation under this offer.

     The information set forth in the Offer to Grant under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Basic terms", "Acceptance of the renunciation of the right to the benefit of your options and issuance of new options" and "Terms of new options" is incorporated herein by reference.

     (c) Trading Market and Price

       The information set forth in the Offer to Grant under the caption "Information concerning InfoVista - price range of ordinary shares and American Depositary Shares underlying the options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a) Name and Address

     This is an issuer's tender offer and the Company is the only filing person. The information set forth under Item 2(a) above is incorporated herein by reference.


Item 4. Terms of the Transaction

     (a) Material Terms

     The information set forth in the Offer to Grant under the captions "Summary Term Sheet", "Introduction", "Legal matters; regulatory approvals", "Taxation - material U.S. federal income tax consequences", "Taxation - material tax consequences for non-U.S.-based employees" and the sections under the caption "The Offer" entitled "Eligibility", "Basic terms", "Extension of offer; termination; amendment", "Procedure for renouncing the right to the benefit of your eligible options", "Withdrawal rights", "Acceptance of the renunciation of the right to the benefit of your eligible options and grant of new options", "Conditions of the offer", "Effect of a change of control prior to the granting of new options", "Terms of new options", "Status of options cancelled in the offer; accounting consequences of the offer" is incorporated herein by reference.


     (b) Purchases

     The information set forth in the Offer to Grant under the caption "Information concerning InfoVista - interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.


Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (e) Agreements Involving the Subject Company's Securities

     The information set forth in the Offer to Grant under the caption "Information concerning InfoVista - interests of directors and officers; transactions and arrangements concerning InfoVista" is herein incorporated by reference. The 2000 Option Plan and the 2001 Option Plan and the applicable sub-plans thereunder attached hereto as Exhibits (d)(1) and (d)(5) contain information regarding the subject securities.


Item 6. Purposes of the Transactions and Plans or Proposals

     (a) Purposes

     The information set forth in the Offer to Grant under the caption "Purpose of the Offer" is incorporated herein by reference.

     (b) Use of Securities Acquired

     The information set forth in the Offer to Grant under the captions "The Offer - acceptance of the renunciation of the right to the benefit of your eligible options and grant of new options" and "The Offer - status of eligible options cancelled in the offer; accounting consequences of the offer" is incorporated herein by reference.


     (c) Plans

     The information set forth in the Offer to Grant under the caption "Purpose of the Offer" is incorporated herein by reference.


Item 7. Source and Amount of Funds or Other Consideration

     (a) Source of Funds

     The information set forth in the Offer to Grant under the caption "The Offer - terms of new options" is incorporated herein by reference.


     (b) Conditions

     The information set forth in the Offer to Grant under the caption "The Offer - conditions of the offer" is incorporated herein by reference.


     (c) Borrowed Funds

     Not applicable.


Item 8. Interests in Securities of the Subject Company

     (a) Securities Ownership

     The information set forth in the Offer to Grant under the caption "Information concerning InfoVista - interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.


     (b) Securities Transactions

     The information set forth in the Offer to Grant under the caption "Information concerning InfoVista - interests of directors and officers; transactions and arrangements concerning the Options" is incorporated herein by reference.


Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     (a) Solicitations or Recommendations

     Not applicable.

Item 10. Financial Statements

     (a) Financial Information

The information set forth in the Offer to Grant under the captions "Information about InfoVista - financial information" and "Additional information", on pages F-1 through F-35 of the Company's Annual Report on Form 20-F for its fiscal year ended June 30, 2000 and on pages F-1 through F-35 in the Company's registration statement on Form F-1 filed on February 8, 2001 and in our Quarterly Reports on Form 6-K filed October 27, 2000, July 26, 2001 and August 28, 2001 which contain InfoVista's financial statements is incorporated herein by reference. Such Annual Report on Form 20-F, registration statement on Form F-1 and Reports on Quarterly Form 6-Ks may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Grant under the caption "Additional information".

     (b) Pro Forma Information

     Not applicable.


Item 11. Additional Information

     (a) Agreements, Regulatory Requirements and Legal Proceedings

     The information set forth in the Offer to Grant under the caption "Legal matters; regulatory approvals" is incorporated herein by reference.


     (b) Other Material Information

     Not applicable.


Item 12. Exhibits

      (a)      (1)  Offer  to  grant  eligible   employees  the  opportunity  to
                    renounce the right to the benefit of all outstanding options granted on or after  September  1, 2000 under the  InfoVista
                    S.A.  2000 Stock  Option Plan and the  InfoVista  S.A.  2001
                    Employee Stock Option Plan, for new options to be granted under the InfoVista S.A. 2001 Employee Stock Option Plan

               (2)  Form of email sent to eligible employees on August 30, 2001

               (3) Form of election to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan, held by eligible employees, for new options

               (4)  Notice of withdrawal

               (5)  National Insurance Letter

     (b)       Not applicable.

     (d)       (1)  InfoVista S.A. 2001 Employee  Stock Option Plan  (unofficial
                    English translation)

               (2) Form of Grant of Incentive Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to U.S. employees

               (3) Form of Grant of Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to international employees

               (4) InfoVista S.A. 2000 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)

     (g)       Not applicable.

     (h)       Not applicable.

Item 13. Information Required by Schedule 13E-3

     Not applicable

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     INFOVISTA S.A.

                                     By: /s/ Alain Tingaud

                                     -------------------------------------------
                                     Name: Alain Tingaud
                                     Title: Chairman and Chief Executive Officer


       Dated: August 30, 2001

                                  EXHIBIT INDEX


       Exhibit Number     Description
       --------------     -----------

       (a)     (1)  Offer  to  grant  eligible   employees  the  opportunity  to
                    renounce the right to the benefit of all outstanding options granted on or after  September  1, 2000 under the  InfoVista
                    S.A.  2000 Stock  Option Plan and the  InfoVista  S.A.  2001
                    Employee Stock Option Plan, for new options to be granted under the InfoVista S.A. 2001 Employee Stock Option Plan

               (2)  Form of email sent to eligible employees on August 30, 2001

               (3) Form of election to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan, held by eligible employees, for new options

               (4)  Notice of withdrawal

               (5)  National Insurance Letter

       (b)     Not applicable.

       (d)     (1)  InfoVista S.A. 2001 Employee Stock Option Plan

               (2) Form of Grant of Incentive Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to U.S. employees

               (3) Form of Grant of Stock Options Letter pursuant to the InfoVista 2001 Employee Stock Option Plan applicable to international employees

               (4) InfoVista S.A. 2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)

       (g)     Not applicable.

       (h)     Not applicable.

================================================================================








                                 INFOVISTA S.A.






   Offer to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A.
     2001 Employee Stock Option Plan for new options to be granted under the
                 InfoVista S.A. 2001 Employee Stock Option Plan.










                                 ---------------

                                 August 30, 2001

                                 ---------------




















================================================================================

EXHIBIT (A)(1)

                                 INFOVISTA S.A.

   Offer to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A.
    2001 Employee Stock Option Plan, for new options to be granted under the
                 InfoVista S.A. 2001 Employee Stock Option Plan.

--------------------------------------------------------------------------------

  The offer and withdrawal rights expire at 12:00 midnight, New York City time, on September 27, 2001 unless the offer is extended in the
                       sole discretion of InfoVista S.A.

--------------------------------------------------------------------------------

     InfoVista S.A. ("InfoVista", "we" or "us") is offering eligible employees the opportunity to renounce the right to the benefit of all outstanding options to subscribe to ordinary shares granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan (the "2000 Option Plan") and the InfoVista S.A. 2001 Employee Stock Option Plan (the "2001 Option Plan"), for new options we will grant under the 2001 Option Plan. An "eligible employee" refers to each employee of InfoVista S.A. or one of our affiliates who holds an eligible option granted under the 2000 Option Plan or the 2001 Option Plan with an exercise price greater than 30 euros, excluding all employees who are resident in France, Belgium and Austria. An "eligible option" is an option that has been granted after September 1, 2000 and is held by an eligible employee, and an "eligible option" also includes, where applicable, an option that an eligible employee would also be required to renounce the benefit of because it was granted during the six-month and one day period immediately prior to the cancellation date, regardless of its exercise price. An "affiliate" is an entity in which InfoVista S.A. owns directly or indirectly 10% or more of the share capital or the voting rights. We are making the offer upon the terms and conditions described in this offer document and in the email to eligible employees and related form of election to renounce the right to the benefit of all outstanding options (the "Election Form") and notice of withdrawal (the "Notice of Withdrawal") (which together, as they may be amended from time to time, constitute the "offer").

     The number of new options to be granted to each eligible employee will give him the right to subscribe to a number of ordinary shares equal to the number of ordinary shares subject to the eligible options that the eligible employee renounces his or her right to the benefit of and that we have accepted for cancellation. Subject to the terms and conditions of this offer, we will grant the new options at the first board of directors (the "Board") meeting permitted to grant stock options that is held after April 4, 2002, i.e. at least six months and one day after the date we give effect to the eligible employees' decision to renounce the right to the benefit of the eligible options and such options are cancelled. You may only renounce your right to the benefit of all or none of the eligible options subject to an individual option grant on any given date. The offer will expire at 12:00 midnight, New York City time, on September 27, 2001, unless we extend the offer, and we currently expect that all options that are properly renounced and submitted to us will be cancelled on October 2, 2001 or as soon as possible thereafter. If you renounce your right to the benefit of any option grant, you will be required to also renounce your right to the benefit of all option grants that you received during the six-month and one day period immediately prior to the cancellation date, regardless of their exercise price. Since we currently expect to give effect to each decision to renounce the right to the benefit of the eligible options on October 2, 2001, this means that if you participate in the offer, you will be required to renounce the right to the benefit of all options granted to you since March 29, 2001.

     The offer is not conditioned on the renunciation of the right to the benefit of a minimum number of options. Participation in the offer is completely voluntary. The offer is subject to conditions described under "The Offer - Conditions of the offer".

     If you renounce your right to the benefit of an eligible option pursuant to this offer, and we accept your renunciation of such option, then, subject to the terms and conditions of this offer, we will grant you a new option under the 2001 Option Plan. The exercise price per share of the new options will be at least the higher of:

          o 85% of the average of the closing prices of our ordinary shares on the Nouveau Marche of Euronext Paris S.A. over the twenty trading days immediately prior to the grant date, or

          o 100% of the Fair Market Value of our Share on the Grant Date (as defined in the 2001 Option Plan).

     The Board expects to continue to set the Fair Market Value at the higher of: (i) 100% of the closing price of our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A. on the last trading day before the date of grant, or (ii) 100% of the closing price of our American Depositary Shares as reported on the Nasdaq National Market ("Nasdaq") on the last trading day before the date of grant (in euros, based on the Noon Buying Rate published by the U.S. Federal Reserve Bank on that trading day), in compliance with and subject to applicable laws (in particular tax laws).

     Each new option which may be granted pursuant to this offer shall retain the vesting schedule of the associated eligible option which is cancelled.

     Although our Board has approved the offer, neither we nor our Board makes any recommendation as to whether you should renounce your right to the benefit of your eligible options. You must make your own decision whether or not to renounce your right to the benefit of your eligible options.

     The ordinary shares underlying your options are currently traded in the United States in the form of American depositary shares evidenced by American Depositary Receipts. Each American Depositary Share represents one ordinary share. Our American Depositary Shares are traded on Nasdaq under the symbol "IVTA". On August 23, 2001, the last reported sale price during regular trading hours for the American Depositary Shares on Nasdaq was $3.90 per share.

     The ordinary shares underlying your options are also traded in France on the Nouveau Marche of Euronext Paris S.A. under the number 7667. On August 23, 2001, the last reported sale price during regular trading hours for our ordinary shares on the Nouveau Marche of Euronext Paris S.A. was (euro)4.29 per share.

     We recommend that you evaluate current market quotes for our American Depositary Shares and ordinary shares before deciding whether or not to renounce your right to the benefit of your eligible options.

     Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved this offer document nor passed upon the accuracy or adequacy of the information contained in the offer document. Any representation to the contrary is a criminal offense.

     You should direct  questions  about the offer or requests for assistance or
for   additional   copies  of  the  offer  document  or  the  Election  Form  to
FAQOptionsTO@infovista.com.

                                    IMPORTANT

     For the purposes of French law, employee stock options are not considered securities. As a result, such options cannot, among other things, be "tendered" or "exchanged". For French law purposes, therefore, InfoVista is offering all eligible employees the opportunity to renounce their right to the benefit of stock options granted to them on or after September 1, 2000 under the 2000 Option Plan and the 2001 Option Plan subject to the condition of InfoVista's acceptance. For the purposes of U.S. securities laws and regulations thereunder, this renunciation would generally be considered a "tender" of the stock options. If InfoVista accepts the renunciation, the renunciation will be effective and the corresponding stock options will be cancelled. When an option is cancelled, the renunciation is final and the relevant options can no longer be exercised. Subject to such cancellation and the terms and conditions of this offer and in particular the conditions contained in the paragraph below entitled "The Offer - Effect of a change of control prior to the granting of new options", InfoVista makes an irrevocable commitment to grant new options at a future date. For the purposes of U.S. securities laws and regulations thereunder, this irrevocable commitment by InfoVista would generally be considered an "exchange" of the stock options.

     Although the offer is not being made to France-based employees and such employees are excluded from this offer, eligible France-based employees will be entitled to renounce the right to the benefit of their eligible options on terms set forth in a separate offering document delivered to them. It will also be the case for Belgium- and Austria-based employees.

     If you wish to renounce your right to the benefit of your options, you must complete and sign the Election Form in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us at the addresses indicated below:

---------------------------------------------------------------------------------------------------
  US employees                        Singapore employees            All other employees
---------------------------------------------------------------------------------------------------
  InfoVista                           InfoVista                      InfoVista
  10440 Little Paxtuent Parkway       Block 750C                     6, rue de la Terre de Feu
  4th floor                           #03-16/17                      91952 Courtaboeuf Cedex
  Columbia MD21044                    Chai Chee Technopark           France
  USA                                 Chai Chee Road
                                      Singapore 469003
                                      Singapore

  Facsimile: +1 410 997 9607          Facsimile: +65 949 7641        Facsimile: +33 1 64 86 79 83
  Attn. Linda Muck                    Attn. Lucy Khoo                Attn. Philomene Sammarcelli
---------------------------------------------------------------------------------------------------


     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will any renunciation of the right to the benefit of eligible options be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether you should renounce or not renounce your right to the benefit of the eligible options through the offer. You should rely only on the information in this offer document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the offer other than the information and representations contained in this offer document and the related Election Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.



                                           TABLE OF CONTENTS

SUMMARY TERM SHEET.............................................................................................5


CERTAIN RISKS OF PARTICIPATING IN THE OFFER...................................................................13

          ECONOMIC RISKS......................................................................................13
          TAX-RELATED RISKS FOR EMPLOYEES SUBJECT TO U.S. TAX LAWS............................................14
          TAX-RELATED RISKS FOR NON-U.S. RESIDENTS............................................................15
          BUSINESS RELATED RISKS..............................................................................16

INTRODUCTION..................................................................................................17


PURPOSE OF THE OFFER..........................................................................................19


THE OFFER.....................................................................................................20

          ELIGIBILITY.........................................................................................20
          BASIC TERMS.........................................................................................20
          EXTENSIONS OF OFFER; TERMINATION; AMENDMENT.........................................................21
          PROCEDURE FOR RENOUNCING THE RIGHT TO THE BENEFIT OF YOUR ELIGIBLE OPTIONS..........................21
          WITHDRAWAL RIGHTS...................................................................................22

          ACCEPTANCE OF THE RENUNCIATION OF THE RIGHT TO THE BENEFIT OF YOUR ELIGIBLE OPTIONS
          AND ISSUANCE OF NEW OPTIONS.........................................................................23
          CONDITIONS OF THE OFFER.............................................................................24
          EFFECT OF A CHANGE OF CONTROL PRIOR TO THE GRANTING OF NEW OPTIONS..................................25
          TERMS OF NEW OPTIONS................................................................................25
          STATUS OF ELIGIBLE OPTIONS CANCELLED IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.............29

LEGAL MATTERS; REGULATORY APPROVALS...........................................................................30


TAXATION......................................................................................................30

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.......................................................30
          MATERIAL TAX CONSEQUENCES FOR NON-U.S. - BASED EMPLOYEES............................................32

INFORMATION CONCERNING INFOVISTA..............................................................................36

          OVERVIEW OF INFOVISTA'S BUSINESS....................................................................36
          FINANCIAL INFORMATION...............................................................................36
          INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS...........39
          PRICE RANGE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES UNDERLYING THE OPTIONS................39

ADDITIONAL INFORMATION........................................................................................40


MISCELLANEOUS.................................................................................................41


SCHEDULE A....................................................................................................42



                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you may have about the offer. We urge you to read carefully the remainder of this offer document and the accompanying Election Form because the information in the summary below is not complete, and additional important information is contained in the remainder of this offer document and the Election Form. We have included page references to the remainder of this offer document where you can find a more complete description of the topics in this summary.

1.   Q:   WHO QUALIFIES AS AN ELIGIBLE EMPLOYEE?

     A: An "eligible employee" refers to each employee of InfoVista S.A. or one of our affiliates (meaning entities in which InfoVista S.A. owns directly or indirectly 10% or more of the share capital or the voting rights) who holds an eligible option granted under our 2000 Stock Option Plan and our 2001 Employee Stock Option Plan with an exercise price greater than 30 euros, excluding all employees who are resident in France, Belgium and Austria. You may renounce your right to the benefit of options in this offer if you are an eligible employee on the date of this offer and the date your eligible options are cancelled (expected to be October 2, 2001). (Page 20)

2.   Q:   WHICH OPTIONS ARE ELIGIBLE OPTIONS?

     A: An "eligible option" is an option that has been granted after September 1, 2000 and is held by an eligible employee, and an "eligible option" also includes, where applicable, an option that an eligible employee would also be required to renounce the benefit of because it was granted during the six-month and one day period immediately prior to the cancellation date, regardless of its exercise price. (Page 20)

3.   Q:   WILL YOU  COMMIT TO GRANT  NEW   OPTIONS  PROVIDED I RENOUNCE MY RIGHT
          TO THE  BENEFIT OF MY  ELIGIBLE OPTIONS?

     A: Our commitment to grant the new options is irrevocable. However, there are circumstances where you might not receive your new options. (Pages 20, 30)

4.   Q:   WHAT  ARE  THE  CIRCUMSTANCES  WHERE  I  WOULD NOT BE GRANTED  NEW
          OPTIONS?

     A: Even if your eligible options have been cancelled, we will not grant new options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in French laws, foreign laws, United States Securities and Exchange Commission regulations or staff positions or listing requirements of the U.S. National Association of Securities Dealers. We will use reasonable efforts to avoid the prohibition, but if it is applicable, you will not be granted a new option. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution. (Pages 13, 30)

          Also, if you are no longer an employee of InfoVista S.A. or one of our affiliates on the date we grant the new options, you will not receive any new options. (Pages 13, 20)

          In addition, you will be at risk of not receiving any new options in case we enter into or are the subject of a merger or similar transaction prior to the grant of the new options. It is possible that after your existing eligible options have been cancelled but prior to the grant of the new options, we effect or enter into or are the subject of an agreement such as a merger or other similar transaction. In this case no new options will be granted and we would consult with the acquiring company, with a view to proposing to grant new options or offering reasonably equivalent compensation. However, in the event of such a merger or similar transaction, we cannot assure you that you will receive any new options or reasonably equivalent compensation in return for eligible options that will have been cancelled. We do not anticipate to effect such a merger or similar transaction at the date of this document, although we cannot assure you that we will not do so. (Pages 14, 25)

5.   Q:   WHY ARE WE MAKING THE OFFER?

     A: We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing employee contributions to the success of the company. The offer provides an opportunity for us to offer employees a valuable incentive to stay with our company. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares and American Depositary Shares. By offering eligible employees the opportunity to renounce their right to the benefit of eligible options for new options that will have an exercise price generally based on the trading price of the ordinary shares on the grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Page 19)

6.   Q:   WHAT ARE THE CONDITIONS TO THE OFFER?

     A: The offer is not conditioned on the renunciation of the right to the benefit of a minimum number of options. The conditions to the offer are described under "The Offer - Conditions of the offer". (Page 24)

7.   Q:   ARE THERE ANY  ELIGIBILITY  REQUIREMENT  THAT I MUST SATISFY AFTER THE
          EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

     A: To receive a grant of new options through the offer and under the terms of the 2001 Option Plan, you must be employed by InfoVista S.A. or one of our affiliates through the date the new options are granted.

          We will not grant the new options until the first business day which is at least six months and one day after the cancellation of your eligible options. We expect to grant the new options at the first Board meeting permitted to grant stock options that is held after April 4, 2002. See also Q&A number 12 below. If, for any reason, you do not remain an employee of our company or one of our affiliates through the date we grant the new options, you will not receive any new options or other compensation in return for the eligible options that you have renounced and that have been cancelled. (Page 20)

8.   Q:   HOW MANY NEW  OPTIONS  WILL I  RECEIVE  ON THE  GRANT  DATE OF THE NEW
          OPTIONS?

     A: If you meet the eligibility requirements and subject to the terms and conditions of this offer, we will grant you a number of new options giving right to subscribe to a number of ordinary shares equal to that under the eligible options which were cancelled. New options will be granted under our 2001 Employee Stock Option Plan, unless prevented by law or applicable regulations. All new options will be subject to a new option agreement between you and us, which will be in substantially the same form as the option agreement or agreements, for your existing eligible options except for the grant date, exercise price and term of the new option, all as explained more fully below. The tax treatment applicable to your new options may, however, differ substantially. In addition, employees of InfoVista UK Limited are required to enter into a joint election whereby you agree to accept the transfer of the whole of the National Insurance liability related to the new options. You must execute the new option agreement, and the joint election if applicable to you, before receiving the new options. (Page 25)

9.   Q:   DO I HAVE TO PARTICIPATE?

     A: No. The scheme is entirely voluntary. (Page 17). See also Q&As number 19 and 23 and below.

10.  Q:   IF I CHOOSE NOT TO RENOUNCE THE BENEFIT OF MY ELIGIBLE  OPTIONS,  WHAT
          DO I HAVE TO DO?

     A: Nothing. You do not have to file or deliver any forms or letters if you choose to keep your eligible options and choose not to participate in the offer. (Page 17)

11.  Q:   HOW WILL I KNOW IF INFOVISTA  HAS RECEIVED MY SIGNATURE  PAGE ELECTING
          TO RENOUNCE THE BENEFIT OF MY ELIGIBLE OPTIONS ON THE ELECTION FORM AND MY RENUNCIATION HAS BEEN ACCEPTED?

     A: We will not confirm receipt of your Election Form. Therefore, the method by which you deliver any required documents is at your option and risk, and the delivery will be deemed made only when actually received by the company. Furthermore, if you elect to deliver your documents by mail, the company recommends that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. See Instructions to the Election Form.

12.  Q:   WHEN WILL I RECEIVE MY NEW OPTIONS?

     A: We will not grant the new options until the first business day which is at least six months and one day after the date of cancellation of your eligible options. Our Board will select the actual grant date for the new options which is expected to be the date of the first Board meeting permitted to grant stock options that is held after April 4, 2002. French law and other applicable laws and regulations limit the timing of grants of options for various reasons, including as a function of possession of "inside information". This may delay the grant of the new options. If your eligible options are cancelled on October 2, 2001, which is the scheduled date for cancellation of the eligible options, the new options will not be granted until sometime after April 4, 2002. (Page 23)

13.  Q:   WHY WAIT SIX MONTHS AND ONE DAY TO GRANT THE NEW OPTIONS?

     A: If we were to grant the new options on any date which is earlier than six months and one day after the date of cancellation of your options, we have been advised that we would be required to record the non-cash accounting impact of decreases and increases in the company's ordinary share price as compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our ordinary shares, the greater the compensation expense we would have to record. This compensation expense could significantly impact our financial results and therefore our stock price. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards. (Page 29)

14.  Q:   IF I GIVE UP MY OPTIONS  PURSUANT TO THE OFFER,  WILL I BE ELIGIBLE TO
          RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

     A: No. If we accept your renunciation and your options are cancelled, we will defer until the grant date for your new options the grant of other options for which you may otherwise be eligible before the new option grant date, if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules. (Page 23)

15.  Q:   WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?

     A: Yes. Once we have accepted your renunciation, your options will be cancelled and you will no longer have any rights under those options. We currently expect to give effect to each decision to renounce the right to the benefit of eligible options on October 2, 2001. The offer is scheduled to expire at 12:00 midnight, New York City time, on September 27, 2001 unless we extend it. (Page 20)

16.  Q:   WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

     A: For eligible employees, the exercise price per share of the new options will be at least the higher of:

          o 85% of the average of the closing prices of our ordinary shares on the Nouveau Marche of Euronext Paris S.A. over the twenty trading days immediately prior to the grant date, or

          o 100% of the Fair Market Value of our Share on the Grant Date (as defined in the 2001 Option Plan).

          The Board expects to continue to set the Fair Market Value at the higher of: (i) 100% of the closing price of our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A. on the last trading day before the date of grant, or (ii) 100% of the closing price of our American Depositary Shares as reported on Nasdaq on the last trading day before the date of grant (in euros, based on the Noon Buying Rate published by the U.S. Federal Reserve Bank on that same trading day), in compliance with and subject to applicable laws (in particular tax laws).

          Accordingly, we cannot predict the exercise price of the new options. The new options may have a higher exercise price than some or all of your existing options. We recommend that you evaluate current market quotes for our American depositary shares on the Nasdaq National Market and our ordinary shares on the Nouveau Marche of Euronext of Paris S.A. before deciding whether or not to renounce your right to the benefit of your eligible options. (Page 27)

17.  Q:   WHEN WILL THE NEW OPTIONS VEST?

     A: Each new option which may be granted pursuant to this offer shall retain the vesting schedule of the associated eligible option which is cancelled. Therefore, if you currently are vested in a portion of your eligible option grant and you elect to cancel such grant, you will receive, under the vesting schedule for your new option grant, credit for that vesting plus the period lapsed between the date the eligible options are cancelled and the date the new options are granted. (Page
          27)

     An example of a vesting schedule under the eligible option grant which is cancelled and the new option grant is as follows:

                        Grant date (1)       No. of       1st vesting    2nd Vesting     3rd Vesting    4th Vesting
                                          unexercised        date            date           date            date
                                            options
Eligible Option        Oct 19, 2000           1000        Oct 19, 2001  Oct 19, 2002    Apr 19, 2003   Oct 19, 2003
that is cancelled
(2)                                                           250            500             750            1000

New Option             Apr 4, 2002            1000        Apr 4, 2002     Oct 19, 2002  Apr 19, 2003   Oct 19, 2003
(2)                                                           250            500             750            1000

       (1) This is an example only.  The grant of the new option may be made on a different date.
       (2) Number of shares that may be exercised at each vesting date.

18.  Q:   WHAT IF WE ENTER INTO OR ARE THE SUBJECT OF A MERGER OR OTHER  SIMILAR
          TRANSACTION?

     A: It is possible that after your existing eligible options are cancelled but prior to the grant of the new options, we effect or enter into or are the subject of an agreement such as a merger or other similar transaction. In this case no new options will be granted and we would consult with the acquiring company, with a view to proposing to grant new options or offering reasonably equivalent compensation. However, in the event of such a merger or similar transaction, we cannot assure you that you will receive any new options or reasonably equivalent compensation in return for eligible options that will have been cancelled. We do not anticipate to effect such a merger or similar transaction at the date of this document, although we cannot assure you that we will not do so. (Page 25)

          You  should be aware  that  these  types of  transactions  could  have substantial effects on our share price, including potentially a substantial appreciation in the price of our ordinary shares. Depending on the structure of this type of transaction, eligible employees who have renounced their right to the benefit of their eligible options might be deprived of any further price appreciation in the ordinary shares associated with the new options. In addition, in the event of an acquisition of our company for stock, eligible employees who have renounced their right to the benefit of their eligible options might receive options to subscribe to or purchase shares of a different issuer. (Page 14)

19.  Q:   IF I CHOOSE TO RENOUNCE THE RIGHT TO THE BENEFIT OF AN ELIGIBLE OPTION
          GRANT, DO I HAVE TO RENOUNCE ALL THE SHARES IN THAT OPTION GRANT?

     A: Yes. We are not accepting partial renunciations of a grant on any particular date. Accordingly, you may renounce the right to the benefit of any one or more of your eligible option grants, but you may only renounce your right to the benefit of all of the options subject to that option grant on any given date or none of those options. For example and except as otherwise described below, if you have been granted on a given date options to subscribe to 1,000 of our ordinary shares, you may renounce your right to the benefit of all of those options or none of those options. (Page 20)

20.  Q:   IF I HAVE RECEIVED MORE THAN ONE OPTION GRANT SINCE SEPTEMBER 1, 2000,
          DO I HAVE TO RENOUNCE ALL OF MY OPTION GRANTS?

     A Yes. If you decide to renounce your right to the benefit of any one or more of your options, then you must renounce your right to the benefit of all of the options that were granted to you during the six-month and one day period immediately prior to the cancellation date, regardless of their exercise price. For example, if you received an option grant in September 2000 and a grant in April 2001 and you want to renounce your right to the benefit of your September 2000 option grant, you would also be required to renounce the benefit of your April 2001 option grant in full. (Page 20).

21.  Q:   WHY DO I HAVE TO RENOUNCE  ALL THE OPTIONS  RECEIVED IN THE  SIX-MONTH
          AND ONE DAY PERIOD IMMEDIATELY PRIOR TO THE CANCELLATION DATE?

     A: This is related to the financial reporting issue referred to in Q&A number 13 above. If we were not to comply with the rule, we believe that the requirement to record variable stock compensation expense would apply to the grants of new options pursuant to this offer. (Page
          29)

22.  Q:   WHAT HAPPENS IF I MAKE A MISTAKE IN MY ELECTION FORM?

     A. We reserve the right to reject any or all renunciations of the right to the benefit of the eligible options we determine not to be in proper form or the acceptance of which may be unlawful. No renunciation of the right to the benefit of the eligible options will be deemed to be properly made until all defects and irregularities have been resolved by you or have been waived by the company. Unless waived, you must resolve any defects or irregularities within the time as determined by InfoVista or the renunciation will not be effective. Therefore, you must resolve any mistakes before the expiration date of the offer. See Instructions to the Election Form.

23.  Q:   WHAT  HAPPENS TO OPTIONS THAT I CHOOSE NOT TO RENOUNCE OR OPTIONS THAT
          YOU DETERMINE NOT TO ACCEPT FOR CANCELLATION, OR OPTIONS THAT WERE GRANTED BEFORE SEPTEMBER 1, 2000?

     A: Such option would remain subject to its terms and conditions, including without limitation, its current exercise price and current vesting schedule, and would remain outstanding until you exercise it or it expires by its terms. The same applies to options which are not eligible under this offer, i.e. options granted prior to September 1, 2000. This offer does not affect the terms and conditions of any options not eligible under this offer in any manner.

          If you are a U.S. tax resident or otherwise subject to U.S. tax, you should note that there is a risk that any incentive stock options you hold may be affected, even if you do not participate in this offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the offer.

          However, the IRS may characterize the offer as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which an option exchange program was characterized as a "modification" of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to accept your renunciation of the right to the benefit of eligible options will be viewed in the same way. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know whether the IRS will assert the position that our offer constitutes a "modification" of incentive stock options that can be renounced. If the IRS successfully asserted this position, the options' holding period to qualify for favorable tax treatment could be extended. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option. (Page 30)

24.  Q:   WILL I HAVE TO PAY TAXES IF I ACCEPT THE OFFER?

     A: If you are a U.S. tax resident or are otherwise subject to U.S. tax and you renounce the benefit of your existing options for new options, you will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the renunciation. Further, at the grant date of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. We recommend that you consult with your own tax advisor to determine the tax consequences of renouncing the benefit of your options through the offer. If you are an employee based outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of the offer under the laws of the country in which you live and/or work. (Page 30)

25.  Q.   IF MY EXISTING  ELIGIBLE OPTIONS ARE INCENTIVE STOCK OPTIONS,  WILL MY
          NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

     A: Not necessarily. If your existing options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of the grant. One requirement for options to qualify as incentive stock options under the current U.S. tax laws is that the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the market value of our shares on the date of grant. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. (Page 26)

26.  Q:   WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED,  AND IF SO, HOW
          WILL I BE NOTIFIED IF IT IS EXTENDED?

     A: The offer expires on September 27, 2001, at 12:00 midnight, New York City time, unless we extend it. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will provide you with a written notice and/or issue a press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer period. (Page 20)

27.  Q:   HOW DO I RENOUNCE THE RIGHT TO THE BENEFIT OF MY OPTIONS?

     A: If you decide to renounce the right to the benefit of your options, you must deliver, before 12:00 midnight, New York City time, on September 27, 2001 (or such later date and time as we may extend the expiration of the offer), a properly completed and executed Election Form, or a facsimile copy of it, along with any other documents required by the Election Form to the person named on the Election Form. Delivery will be deemed made only when actually received by us. Responses by email will not be accepted. This is a one-time offer, and we will strictly enforce the offer period. We reserve the right to reject any or all renunciations that we determine are not in appropriate form or that we determine are unlawful to accept. (Page
          21)

28.  Q:   DURING WHAT  PERIOD OF TIME MAY I REVOKE MY PREVIOUS  ELECTION TO HAVE
          MY OPTIONS CANCELLED?

     A: You may revoke your previous election to renounce the right to the benefit of your existing options at any time before the offer expires at 12:00 midnight, New York City time, on September 27, 2001. If we extend the offer beyond that time, you may withdraw your renunciation at any time until the extended expiration of the offer. In addition, although we currently intend to accept the renunciation of the right to the benefit of your options three days after the expiration of this offer, if we have not previously accepted your renunciation, you may withdraw your renunciation at any time after October 27, 2001. To withdraw your renunciation, you must deliver to us a Notice of Withdrawal attached hereto as Exhibit (a)(4), or a facsimile copy of it, with the required information while you still have the right to withdraw the renunciation you made on the Election Form. Once you have withdrawn your renunciation you made on the Election Form, you may again renounce the right to the benefit of your option only by again following the delivery procedures described above prior to the expiration of the offer. (Page 22)

29.  Q:   DO YOU AND THE BOARD OF DIRECTORS RECOMMEND THAT I TAKE THE OFFER?

     A: Although our Board has approved the offer, neither we nor our Board makes any recommendation as to whether you should renounce or not renounce your right to the benefit of the options. You must make your own decision whether or not to renounce your right to the benefit of the options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (Page 19)

30.  Q:   WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     A:   For  additional   information   or  assistance,   you  should  contact
          FAQOptionsTO@infovista.com. (Page 2)

31.  Q:   CAN I HAVE AN EXAMPLE OF AN OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR NEW
          OPTIONS?

     A: What follows is a representative example, and your situation is likely to vary in significant respects. All the examples in this offer are hypothetical and are provided to you solely to illustrate certain of the terms, conditions and other aspects of the offer. The examples are not intended to and do not express any prediction of future events or the views, predictions or expectations of InfoVista or our Board.

          All the following examples assume the following hypothetical date for the cancellation of eligible options, a hypothetical date for the grant of new options and a hypothetical market price for our ordinary shares on the grant date of the new option:

          o Your original stock option grant: 1,000 options to subscribe to ordinary shares, with an exercise price for the original stock option grant of 31 euros.

          o    Your original stock option grant date: May 1, 2001

          o Hypothetical vesting schedule for eligible options: eligible options vest at a rate of 25% of the shares subject to the option between the first and second anniversary of the grant date (including shares subscribed during the preceding period), 50% of the shares between the second anniversary of the grant date and 183 days thereafter (including shares subscribed during the preceding periods), 75% of the shares between the date that is 183 days after the second anniversary and the third anniversary of the grant date (including shares subscribed during the preceding periods) and 100% of the shares after the third anniversary of the grant date (including shares subscribed during the preceding periods), provided the employee remains continuously an "eligible employee" within the meaning of the 2001 Option Plan.

          o    Hypothetical eligible option cancellation date: October 1, 2001

          o    Hypothetical grant date of the new option: April 10, 2002

          o Hypothetical Fair Market Value for our ordinary shares on April 10, 2002 (the grant date of the new option): 10 euros

          Using the above hypothetical assumptions for the sake of illustrating the offer to exchange your original stock option to subscribe to 1,000 ordinary shares granted on May 1, 2001 would be cancelled on October 1, 2001. On the grant date of the new option, which would be on or after April 10, 2002, we would grant you a new option to subscribe to 1,000 ordinary shares, and based on the purely hypothetical price of 10 euros, your new exercise price for the new options would be 10 euros.

     The new option would vest according to the following vesting schedule:

----------------------- --------------- ------------ --------------- ---------------- ---------------- ---------------
                        Date of Grant      No of      1st vesting      2nd vesting      3rd vesting     4th vesting
                                        Unexercised       date            date             date             date
                                          Options
----------------------- --------------- ------------ --------------- ---------------- ---------------- ---------------
   Eligible Option       May 1, 2001       1,000      May 1, 2002      May 1, 2003      November 1,     May 1, 2004
                                                                                           2003
----------------------- --------------- ------------ --------------- ---------------- ---------------- ---------------
      New Option        April 10, 2002     1,000     April 10, 2002   April 10, 2003  October 10, 2003  April 10, 2004
----------------------- --------------- ------------ --------------- ---------------- ---------------- ---------------
  Number of options                                       250              500              750             1000
that may be exercised
 at each vesting date
----------------------- --------------- ------------ --------------- ---------------- ---------------- ---------------


          Of course, if you were not an employee of InfoVista or one of its affiliates on the grant date of the new option, you would not have received a new option and you would have forfeited your rights to your eligible options previously granted on May 1, 2001.

                   CERTAIN RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of potential risks, including those described below. This list and the risk factors under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal year ended June 30, 2000 filed with the Securities and Exchange Commission on December 28, 2000 and in our registration statement on Form F-1 filed on February 8, 2001, highlights the risks of participating in this offer and investing in our company. Eligible participants should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we urge you to read carefully the sections in this offer document discussing tax consequences in various countries, as well as the remainder of this offer document and the accompanying Election Form before deciding to participate in the offer for a fuller discussion of the risks which may apply specifically to you before deciding to participate in the offer.


     ECONOMIC RISKS

     Participation in the offer will make you ineligible to receive any option grants until on or about April 4, 2002 at the earliest.

     Employees are generally eligible to receive option grants at any time that the Board chooses to make them. However, if you participate in the offer, you will not be eligible to receive any new options until April 4, 2002 at the earliest.


     If, after your options are cancelled, the stock price increases, your cancelled options might have been worth more than the new options that you receive.

     If options with an exercise price of 8.14 euros are cancelled, and our ordinary shares appreciate such that the Fair Market Value of such shares is higher than 8.14 euros when the new options are granted, your new option will have a higher exercise price than the cancelled option.


     If your employment terminates prior to the grant of the new option, you will receive neither a new option nor the return of your cancelled option.

     Once your eligible option is cancelled, it is forfeited for good. Accordingly, if your employment terminates for any reason prior to the grant of the new option, you will have the benefit of neither the cancelled option nor the new option.

     If we are prohibited by applicable law or regulations from granting new options, you will receive neither a new option nor the return of your cancelled option.

     We will not grant new options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in French laws, foreign laws, U.S. Securities and Exchange Commission regulations or staff positions or listing requirements of the U.S. National Association of Securities Dealers. We are unaware of such prohibition at this time, and we will use reasonable efforts to avoid the prohibition, but if it is applicable throughout the period from the first business day that is at least six months and one day after the date of cancellation of your eligible options, you will not be granted a new option. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution.

     If, after your options are cancelled but prior to granting you the new options we enter into or are the subject of a merger or other similar transactions, the price of our shares could increase and you may be deprived of the benefit of such increase.

     It is possible that, after your existing eligible options are cancelled but prior to granting you the new options, we might effect or enter into or are the subject of an agreement such as a merger or other similar transaction. You should be aware that these types of transactions could have substantial effects on our share price, including potentially a substantial appreciation in the price of our ordinary shares. Depending on the structure of this type of transaction, if your existing eligible options have been cancelled you might be deprived of any further price appreciation in the ordinary shares associated with the new options. For example, if our ordinary shares were acquired in a cash merger, the fair market value of our ordinary shares, and hence the price at which we grant the new options, would likely be a price at our near the cash price being paid for the ordinary shares in the transaction, yielding limited or no financial benefit to you. In addition, in the event of an acquisition of our company for stock, you might receive options to subscribe to or purchase shares of a different issuer.

     If, after your options are cancelled but prior to granting you the new options we enter into or are the subject of a merger or other similar transactions, the acquirer or successor to InfoVista may not offer a stock option plan or individual stock option agreement and in such case, you would not receive new options.

     It is possible that, after your existing eligible options are cancelled but prior to granting you the new options, we effect or enter into or are the subject of an agreement such as a merger or other similar transaction. In this case, no new options will be granted and we would consult with the acquiring company with a view to granting new options or offering reasonably equivalent compensation. However, in the event of such a merger or similar transaction, we cannot assure you that you will receive any new options or reasonably equivalent compensation in return for eligible options that will have been cancelled. We do not anticipate to effect such a merger or similar transaction as of the date of this document, although we cannot assure you that we will not do so.


     TAX-RELATED RISKS FOR EMPLOYEES SUBJECT TO U.S. TAX LAWS

     Your new option may be a non-qualified stock option, whereas your cancelled option may have been an incentive stock option.

     If your cancelled option was an incentive stock option, your new option will be an incentive stock option, but only to the extent that it qualifies under the Internal Revenue Code of 1986, as amended. For options to qualify as incentive stock options, among other things, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined based on the fair market value of the shares on the date of grant. It is possible that by participating in this offer, your options will exceed this limit and will be treated as non-qualified stock options. In general, non-qualified stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer document.


     Even if you elect not to participate in this offer, your incentive stock options may be affected.

     We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the offer.

     However, the IRS may characterize the offer as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which an offer was characterized as a "modification" of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to accept your renunciation of the right to the benefit of eligible options will be viewed in the same way. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter or assume that the opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a "modification" of incentive stock options that can be tendered. A successful assertion by the IRS of this position would extend the options' holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option. We recommend that you consult your own tax advisor with respect to the tax consequences of participating in the offer.


     TAX-RELATED RISKS FOR NON-U.S. RESIDENTS


     Employees who are subject to the tax laws of Singapore

     Generally, the grant of new options pursuant to the terms of the offer should not be a taxable event under the Singapore Income Tax Act (Cap. 134) ("Income Tax Act"). However, you may not be able to obtain favorable tax treatment under the Company Stock Option Scheme ("CSOP Scheme") and/or the Qualified Employee Stock Option Scheme ("QESOP") if you accept this offer. This is because to qualify under the CSOP Scheme and/or the QESOP Scheme, there is a prescribed minimum vesting period, and you may not be able to take into account the vesting periods already accrued under the existing options, and the period between the date the existing options are cancelled and the new options are granted, in order to satisfy this condition and obtain favorable tax treatment under the CSOP Scheme and /or the QESOP Scheme.

     We do not represent that the 2000 Option Plan or the 2001 Option Plan qualify as a CSOP scheme or a QESOP scheme. We recommend that you consult with your tax advisor with respect to the tax consequences of participating in the offer.


     Employees who are subject to the tax laws of the United Kingdom

     The tax implication for the new option may be significantly different from the original options. As such we recommend you read carefully the caption "Material tax consequences for Non-U.S.-based employees - Employees who are tax resident in the United Kingdom" and you seek the advice of your personal tax advisor regarding the tax implications of this offer. In particular, you should be aware that all, or the portion of your new options in excess of (pound)30,000 if any, will be granted through an unapproved share scheme. Such options will therefore be subject to the execution of a joint election between you and InfoVista that provides for the transfer of Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release, or cancellation of the option to you.

     By accepting the new option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that arises with respect to Secondary Class 1 National Insurance Contribution payments in connection with the exercise, assignment, release, or cancellation of the option. In addition, if you accept the new option, a term of the joint election will be that you will be authorizing InfoVista to withhold any such Secondary Class 1 National Insurance Contribution from the payroll at any time or the sale of a sufficient number of shares upon exercise, assignment, release, or cancellation of the option.

     Any gains arising on the cancellation of an option in consideration of a grant of a replacement option are treated as "rolled-over" for income tax and capital gains tax purposes of NICs, with the result that no such taxes or NICs are payable at the time of cancellation and re-grant. Income tax, capital gains tax and NICs treatment of the replacement option are as described below.

     Employees who are subject to the tax laws of Germany

     The cancellation of the existing options and the grant of the new options will not lead to taxable income under the current German Income Tax Act. If you have any doubt or are otherwise unsure of the tax consequences that may occur with the cancellation of the former options and the grant of the new options we recommend that you consult your personal tax advisor to discuss your specific tax situation.


     BUSINESS RELATED RISKS

     For a description of risks related to InfoVista's business,  please see the
information  under  "Additional   Information  -  Miscellaneous"  in  the  offer
document.

                                  INTRODUCTION

     InfoVista S.A. ("InfoVista", "we" or "us") is offering eligible employees the opportunity to renounce the right to the benefit of all outstanding options to subscribe to ordinary shares granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan (the "2000 Option Plan") and the InfoVista S.A 2001 Employee Stock Option Plan (the "2001 Option Plan") for new options we will grant under the 2001 Option Plan. An "eligible employee" refers to each employee of InfoVista S.A. or one of our affiliates who holds an eligible option granted under the 2000 Option Plan or the 2001 Option Plan with an exercise price greater than 30 euros, excluding all employees who are resident in France, Belgium and Austria. An "eligible option" is an option that has been granted after September 1, 2000 and is held by an eligible employee, and an "eligible option" also includes, where applicable, an option that an eligible employee would also be required to renounce the benefit of because it was granted during the six-month and one day period immediately prior to the cancellation date, regardless of its exercise price. An "affiliate" is an entity in which InfoVista S.A. owns directly or indirectly 10% or more of the share capital or the voting rights. We are making the offer upon the terms and conditions described in this offer document and in the email to eligible employees, the related form of election to renounce the right to the benefit of all outstanding options (the "Election Form") and notice of withdrawal (the "Notice of Withdrawal") (which together, as they may be amended from time to time, constitute the "offer").

     The number of new options to be granted to each eligible employee will give him the right to subscribe to a number of ordinary shares equal to the number of ordinary shares subject to the eligible options that the eligible employee renounces his or her right to the benefit of and that we have accepted for cancellation. Subject to the terms and conditions of this offer, we will grant the new options at the first board meeting permitted to grant stock options that is held after April 4, 2002, i.e. at least six months and one day after the date we give effect to your decision to renounce the right to the benefit of the eligible options and such options are cancelled. You may only renounce your right to the benefit of all or none of the eligible options subject to an individual option grant on any given date. The offer will expire at 12:00 midnight, New York City time, on September 27, 2001, unless we extend the offer, and we currently expect that all options that are properly renounced and submitted to us will be cancelled on October 2, 2001 or as soon as possible thereafter. If you renounce your right to the benefit of any option grant, you will be required to also renounce your right to the benefit of all option grants that you received during the six-month and one day period immediately prior to the cancellation date. Since we currently expect to give effect to each decision to renounce the right to the benefit of the eligible options on October 2, 2001, this means that if you participate in the offer, you will be required to renounce the right to the benefit of all options granted to you since March 29, 2001.

     The offer is not conditioned on the renunciation of the right to the benefit of a minimum number of eligible options. Participation in the offer is completely voluntary. The offer is subject to conditions described under "The Offer - Conditions of the offer".

     If you renounce your right to the benefit of an eligible option pursuant to this offer, and we accept your renunciation of such option, then, subject to the terms of this offer, we will grant you a new option under the 2001 Option Plan. The exercise price per share of the new options will be at least the higher of:

          o 85% of the average of the closing prices of our ordinary shares on the Nouveau Marche of Euronext Paris S.A. over the twenty trading days immediately prior to the grant date, or

          o 100% of the Fair Market Value of our Share on the Grant Date (as defined in the 2001 Option Plan).

     Our board of directors (the "Board") expects to continue to set the Fair Market Value at the higher of: (i) 100% of the closing price of our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A. on the last trading day before the date of grant, or (ii) 100% of the closing price of our American Depository Shares as reported on the Nasdaq National Market ("Nasdaq") on the last trading day before the date of grant (in euros, based on the Noon Buying Rate published by the U.S. Federal Reserve Bank on the same trading day), in compliance with and subject to applicable laws (in particular tax laws).

     Each new option which may be granted pursuant to this offer shall retain the vesting schedule of the associated eligible option which is cancelled.

     As of August 23, 2001, options to subscribe to 1,432,645 of our ordinary shares were issued and outstanding under the 2000 Option Plan and the 2001 Option Plan, of which options to subscribe to 654,820 of our ordinary shares, constituting 3.33% of our share capital, were eligible for cancellation in this offer.

     For the purposes of French law, employee stock options are not considered securities. As a result, options cannot, among other things, be "tendered" or "exchanged". For French law purposes, therefore, InfoVista is offering all eligible employees the opportunity to renounce their right to the benefit of stock options granted to them on or after September 1, 2000 under the 2000 Option Plan and the 2001 Option Plan subject to the condition of InfoVista's acceptance. For the purposes of U.S. securities laws and regulations thereunder, this renunciation would generally be considered a "tender" of the stock options. If InfoVista accepts the renunciation, the renunciation will be effective and the corresponding stock options will be cancelled. When an option is cancelled, the renunciation is final and the relevant options can no longer be exercised. Subject to such cancellation and the terms and conditions of this offer and in particular the conditions contained in the paragraph below entitled "The Offer -- Effect of a change of control prior to the granting of new options", InfoVista makes an irrevocable commitment to grant new options at a future date. For the purposes of U.S. securities laws and regulations thereunder, this irrevocable commitment by InfoVista would generally be considered an "exchange" of the stock options.

                              PURPOSE OF THE OFFER


     We issued the options outstanding under our 2000 Option Plan and our 2001 Option Plan to:

          o provide our employees with additional incentive and to promote the success of our business, and

          o    encourage our employees to continue their employment with us.


     One of the keys to our continued growth and success is the retention of our most valuable asset, our employees. The offer provides an opportunity for us to offer employees a valuable incentive to stay with our company. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ordinary shares and American depositary shares. By making this offer to provide eligible employees the opportunity to renounce their right to the benefit of outstanding eligible options for new options that will have an exercise price generally based on the trading price of the ordinary shares on the grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. However, because we will not grant new options until at least six months and one day after the date we determine to give effect to each employee's decision to renounce the right to the benefit of their eligible options and such options are cancelled, the new options may have a higher exercise price than some or all of our existing outstanding options.

     As is outlined under the caption "The Offer - Terms of new options", if you are an eligible employee, the exercise price of any new options granted to you in return for the options that you renounced will be at least the higher of:

          o 85% of the average of the closing prices of our ordinary shares on the Nouveau Marche of Euronext Paris S.A. over the twenty trading days immediately prior to the grant date, or

          o 100% of the Fair Market Value of our Share on the Grant Date (as defined in the 2001 Option Plan).


     The Board expects to continue to set the Fair Market Value at the higher of: (i) 100% of the closing price of our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A. on the last trading day before the date of grant, or (ii) 100% of the closing price of our American Depository Shares as reported on Nasdaq on the last trading day before the date of grant (in euros, based on the Noon Buying Rate published by the U.S. Federal Reserve Bank on the same trading day), in compliance with and subject to applicable laws (in particular tax laws).

     As a general matter, you will be at risk of any increase in our share price during the period before the grant date of the new options.

     Neither we nor our Board makes any recommendation as to whether you should renounce or not renounce the right to the benefit of your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer document and to consult your own investment and tax advisors. You must make your own decision whether or not to renounce your right to the benefit of your eligible options.

                                    THE OFFER

     ELIGIBILITY

     This offer is being made to eligible employees who hold currently outstanding options granted on or after September 1, 2000 under the 2000 Option Plan or the 2001 Option Plan with an exercise price of more than 30 euros. You are an "eligible employee" if you are an employee of InfoVista S.A. or one of our affiliates who holds an eligible option granted under the 2000 Option Plan or the 2001 Option Plan with an exercise price greater than 30 euros, excluding all employees who are resident in France, Belgium and Austria. An "eligible option" is an option that has been granted after September 1, 2000 and is held by an eligible employee, and an "eligible option" also includes, where applicable, an option that an eligible employee would also be required to renounce the benefit of because it was granted during the six-month and one day period immediately prior to the cancellation date, regardless of its exercise price. An "affiliate" is an entity in which InfoVista S.A. owns directly or indirectly 10% or more of the share capital or the voting rights. You may renounce your right to the benefit of your options in this offer if you are an eligible employee on both the date of this offer and the date this offer expires.


     BASIC TERMS

     Upon the terms and conditions of the offer, we are making an irrevocable commitment to grant new options to subscribe to ordinary shares under our 2001 Option Plan in return for all eligible options, which are granted on or after September 1, 2000 under the 2000 Option Plan or the 2001 Option Plan held by eligible employees that have been properly renounced, such renunciation has not been withdrawn before the expiration date and we have determined to give effect to such renunciation and the eligible options are cancelled. We are not accepting partial renunciations of the right to the benefit of the eligible options. Therefore, you may renounce your right to the benefit of eligible options for all or none of the options subject to each of your eligible option grants on any given date. Also, if you decide to renounce your right to the benefit of any one or more of your options, then you must renounce your right to the benefit of all of your options that were granted to you during the six-month and one day period immediately prior to the cancellation date of your eligible options.

     If you properly renounce the right to the benefit of your eligible options and we accept your renunciation, the eligible options will be cancelled and, subject to the terms of this offer, you will be entitled to receive one or more new options to subscribe to a number of ordinary shares equal to the number of ordinary shares subject to the eligible options that you renounced your right to the benefit of and that we accepted for cancellation. All new options will be subject to the terms of our 2001 Option Plan and to a new option agreement between us and you. If you are a U.K.-based employee, your new options will also be subject to the execution of a joint election between us and you whereby you agree to accept transfer of the whole of the National Insurance liability related to the new options. If, for any reason, you do not remain an employee of our company or one of its affiliates through the date we grant the new options, you will not receive any new options or other compensation in return for the options that you have renounced and that have been cancelled. This means that if you resign, for any reason, or die or we terminate your employment, with or without cause, prior to the date we grant the new options, you will not receive anything for the options that you renounced and, because these options will have been cancelled, we will not be able to return the eligible options to you. Continuous status as an eligible employee will not be considered interrupted in the case of any leave of absence authorized by the company or any transfers between locations of the company or between the company and any affiliate, or vice versa.

     The term "expiration date" means 12:00 midnight, New York City time, on September 27, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See "The Offer -- Extension of offer; termination; amendment" for a description of our rights to extend, delay, terminate and amend the offer.

     We will notify you of any material change in the information contained in this offer document. Such notification may be made by written notice (which may include notice by email) and/or press release.

     EXTENSIONS OF OFFER; TERMINATION; AMENDMENT

     We expressly reserve the right, in our discretion, at any time and from time to time, to extend the period of time during which the offer is open and thereby delay the acceptance of the renunciation of the right to the benefit of your options by giving written notice (including notice by email) of such extension to you or making a public announcement thereof.

     We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance of the renunciation of the right to the benefit of your options and the cancellation of any such options, by giving written notice (including by email) of such termination or postponement to you or making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options that have been renounced is limited by applicable law, which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of an offer. See "The Offer - Conditions of the offer".

     Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made through the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by applicable law. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in consideration or a change in percentage of options sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.


     PROCEDURE FOR RENOUNCING THE RIGHT TO THE BENEFIT OF YOUR ELIGIBLE OPTIONS

     Proper renunciation of the right to the benefit of your eligible options

     To validly renounce the right to the benefit of your eligible options through the offer, you must properly complete, execute and deliver to us the Election Form, or a facsimile copy of it, along with any other required documents. We must receive all of the required documents at the address indicated on the Election Form, before the expiration date. Email responses will not be accepted. Instructions on how to obtain information regarding your eligible options, and how to complete and send your documents are attached to the Election Form.

     If you are an employee of InfoVista UK Limited, you must also deliver an executed copy of the National Insurance Letter, or a facsimile copy of it, in accordance with the procedure described above.

     The method of delivery of all documents, including Election Forms and any other required documents, is at your election and risk. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.


     Determination of validity, rejection of options, waiver of defects, no obligation to give notice of defects

     We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any renunciation of the right to the benefit of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all renunciations of the right to the benefit of options that we determine are not in appropriate form, not completed in accordance with the terms of the offer, or that we determine are unlawful to accept. In the event that we reject any such renunciation, such renunciation will be deemed to have not been made and the corresponding stock options will remain in existence in accordance with their original terms. Otherwise, we will accept the renunciation of all properly and timely renounced eligible options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any renunciation of any particular options or for any particular option holder. No renunciation of the right to the benefit of options will be deemed to have been properly made until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in renunciations, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the offer period.

     Our acceptance constitutes an agreement

     Your renunciation of your right to the benefit of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your renunciation and the cancellation of the eligible options that you renounced through the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

     Subject to our rights to extend, terminate and amend the offer, we currently expect that three days after the expiration of the offer we will accept each renunciation of the right to the benefit of all eligible options that have been properly submitted and not validly withdrawn.


     WITHDRAWAL RIGHTS

     You may only withdraw the renunciation of your right to the benefit of your options (that is, you may revoke your previous election to renounce the benefit of your existing options) in accordance with the provisions of this section.

     You may withdraw the renunciation of your right to the benefit of your options at any time before 12:00 midnight, New York City time, on September 27, 2001. If the offer is extended by us beyond that time, you may withdraw the renunciation of your right to the benefit of your options at any time until the extended expiration of the offer. In addition, unless we previously accepted the renunciation of your options pursuant to the offer, you may withdraw your renunciation of the benefit to the options at any time after October 27, 2001.

     For your withdrawal to be effective, you must deliver to us at the address indicated on the notice of withdrawal, an executed written Notice of Withdrawal, or a facsimile copy of the notice, with the required information, while you still have the right to withdraw your renunciation.

     Except as described in the following sentence, the Notice of Withdrawal must be executed by the option holder who renounced the right to benefit of the options to be withdrawn exactly as the option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by an attorney-in-fact, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in that capacity must be indicated on the notice of withdrawal.

     You may not rescind any withdrawal, and any renunciation of the right to the benefit of eligible options you withdraw will thereafter be deemed not properly submitted for purposes of the offer, unless you once again properly renounce the right to the benefit of those options before the expiration date by following the procedures described under the caption "The Offer -- Procedure for renouncing the right to the benefit of your options" and in the Election Form.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

     ACCEPTANCE OF THE RENUNCIATION OF THE RIGHT TO THE BENEFIT OF YOUR ELIGIBLE OPTIONS AND ISSUANCE OF NEW OPTIONS

     Upon the terms and conditions of the offer and as promptly as practicable following the expiration date, we will accept and give effect to your renunciation of the right to the benefit of the eligible options if your renunciation has been properly submitted to us and has not been validly withdrawn before the expiration date. Subject to the terms and conditions of this offer, if you properly renounce your right to the benefit of your eligible options, your renunciation will be effective, and these options will therefore be cancelled as of the date of our acceptance of your renunciation and you will be granted new options at the date of the first Board meeting permitted to grant stock options that is held at least six months and one day after the date we give effect to your decision to renounce the right to the benefit of the eligible options and such options are cancelled. Thus, subject to the terms and conditions of this offer, if you properly renounce your right to the benefit of your eligible options by September 27, 2001, the scheduled expiration date of the offer, and we accept and give effect to such renunciation on October 2, 2001, you will be granted new options after April 4, 2002. If we accept your renunciation after October 27, 2001, the period in which the new options will be granted will be similarly delayed. In addition, French law and other applicable laws and regulations limit the timing of grants of options for various reasons, including as a function of possession of "inside information". This may delay the grant of the new options.

     If we accept the renunciation of the right to the benefit of your eligible options, we will defer until at least six months and one day after the date of effectiveness of such renunciation any grant to you of other options for which you may be eligible before the new option grant date. We will defer the grant to you of these other options if we determine it is necessary for us to do so to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. Any such grant of these other options is in the discretion of the Board and subject to compliance with law and market prices prevailing at the time of the grants. Any actual grants of these other options will therefore be made when, as and if declared by the Board.

     Your new options will entitle you to subscribe to a number of ordinary shares which is equal to the number of ordinary shares subject to the eligible options you renounce the right to the benefit of. If, for any reason, you are not an employee of our company or one of our affiliates through the date we grant the new options, you will not receive any new options or other compensation in return for the options that you renounced and that have been cancelled.

     We are not accepting partial renunciations of the right to the benefit of the eligible options in the context of this offer. Therefore, you may renounce your right to the benefit of eligible options for all or none of the shares subject to each of your eligible option grants. Also, if you decide to renounce your right to the benefit of any one or more of your options, then you must renounce your right to the benefit of all of your options that were granted to you during the six-month and one day period immediately prior to the date of cancellation.

     For purposes of the offer, we will be deemed to have accepted for the renunciation of the right to the benefit of eligible options that are validly submitted to us and not properly withdrawn as, if and when we give written notice to the option holders of our acceptance of such renunciation, which notice may be made by press release, interoffice memorandum or email. Subject to our rights to extend, terminate and amend the offer prior to its expiration date, we currently expect to accept each renunciation of the right to the benefit of all options properly submitted to us and not validly withdrawn three days following expiration of the offer.

     For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday in the United States and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     For purposes of the offer, an "affiliate" of the company means an entity in which the company owns directly or indirectly 10% or more of the share capital or voting rights.

     CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, we will not be required to accept the renunciation of the right to the benefit of any eligible options, and we may terminate or amend the offer, or postpone our acceptance of such renunciation or cancellation of any options, in each case, subject to applicable law, if at any time on or after August 30, 2001, and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance of the renunciation of the right to the benefit of the eligible options and cancellation of such options:

     o there shall have been threatened or instituted or be pending any action or proceeding by any governmental, regulatory or administrative agency or authority that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options pursuant to the offer, or the issuance of new options, or otherwise relates in any manner to the offer, or that, in our reasonable judgment, could materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us ;


     o there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be eligible to the offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:


          (1) make the acceptance of the renunciation of the right to the benefit of, or issuance of new options for, some or all of the eligible options illegal or otherwise restrict or prohibit consummation of the offer or that otherwise relates in any manner to the offer;

          (2) delay or restrict our ability, or render us unable, to accept the renunciation of the right to the benefit of, or issue new options for, some or all of the eligible options;

          (3)  materially  impair the contemplated  benefits of the offer to us;
               or

          (4) materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the offer to us;

     o there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record compensation expense against our earnings in connection with the offer for financial reporting purposes;


     o a tender or exchange offer for some or all of our ordinary shares, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or


     o any change or changes shall have occurred in our business, condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us or may materially impair the contemplated benefits of the offer to us.


     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.


     EFFECT OF A CHANGE OF CONTROL PRIOR TO THE GRANTING OF NEW OPTIONS

     It is possible that after your existing eligible options are cancelled but prior to the grant of the new options, we effect or enter into or are the subject of an agreement such as a merger or other similar transaction. In this case no new options will be granted and we would consult with the acquiring company, with a view to proposing to grant new options or offering reasonably equivalent compensation. However, in the event of such a merger or similar transaction, we cannot assure you that you will receive any new options or reasonably equivalent compensation in return for eligible options that will have been cancelled. We do not anticipate to effect such a merger or similar transaction at the date of this document, although we cannot assure you that we will not do so.


     TERMS OF NEW OPTIONS

     Issuance of new options

     Subject to the terms of this offer, we will issue new options to subscribe to ordinary shares under our 2001 Option Plan. For employees of InfoVista UK Limited based in the U.K., all or part of the new options may be granted under the terms of the UK Approved Plan, which is a sub-plan under the 2001 Option Plan. As of the date of this offer, the UK Approved Plan has not yet received the approval of the Inland Revenue, but it is anticipated that this will be received before the grant of the new options, although we can give no assurance that it will be the case. The number of ordinary shares subject to the new options, to be granted to each eligible employee will be equal to the number of ordinary shares subject to the eligible options that the eligible employee renounces his or her right to the benefit of and that we have accepted for cancellation. If we receive and accept the renunciation of the right to the benefit of all outstanding eligible options from eligible employees, subject to the terms and conditions of this offer we will grant new options to subscribe to a total of 654,820 ordinary shares. The ordinary shares issuable upon exercise of these new options would equal approximately 3.33% of the total number of our ordinary shares outstanding as of August 23, 2001.


     Terms of new options

     The new options will be granted under our 2001 Option Plan. The terms and conditions of the new options will be substantially the same as the terms and conditions of the options that are renounced, except for the following:

     o the grant date of the new option will be a date that is at least six months and one day after the date we give effect to the eligible employees' decision to renounce the right to the benefit of the eligible options and such options are cancelled,

     o    the term of the new option will be as described below (see "Term"),

     o the exercise price of the new option will be as described below (see "Exercise price"),

     o new options granted to employees of InfoVista UK Limited, to the extent that they are "unapproved" under the meaning of U.K. tax regulations, are conditioned on entering into a joint election whereby you agree to accept the transfer of the whole of the National Insurance liability related to the new options.


     Certain terms and conditions of the 2001 Option Plan differ from those of the 2000 Option Plan (see below). The statements below are subject, and are qualified in their entirety by reference, to all provisions of the 2001 Option Plan and the 2000 Option Plan and the form of grant of option letters thereunder. You should read such plans. Please contact us as indicated on the Election Form to receive a copy of our 2001 Option Plan and the forms of grant of options letter thereunder. We will promptly furnish you copies of these documents at our expense. In addition, you may obtain copies of these documents which are filed as exhibits to our Schedule TO on the SEC's Internet site at http://www.sec.gov. A new option agreement, and the joint election if applicable, will be entered into between us and each eligible employee who has renounced their right to the benefit of their eligible options in the offer for each new option granted. Because we will not grant new options until at least six months and one day after the date we accept and give effect to your renunciation of the right to the benefit of the eligible options and, the new options may have a higher exercise price than some or all of the eligible options. The following description summarizes the material terms of our 2001 Option Plan and the eligible options granted under such plan. The following description also summarizes the different terms and conditions applicable to the new options.

     In addition, the Board has discretion to modify, amend or supplement the terms of the 2001 Option Plan. The new options to be granted pursuant to this offer will be granted under the 2001 Option Plan as modified, amended or supplemented, as the case may be.


     General

     The maximum number of ordinary shares available for issuance through the exercise of options granted under our 2001 Option Plan is 2,000,000. Our 2001 Option Plan permits the granting of options intended to qualify as incentive stock options under the U.S. Internal Revenue Code and options that do not qualify as incentive stock options, or non-qualified stock options.

     The UK Approved Plan, once and if approved by the Inland Revenue, should permit the granting of "approved" options, as that term is defined under U.K. tax regulations, to employees based in the United Kingdom.


     Administration

     Our 2001 Option Plan is administered by the Board. Subject to the other provisions of the 2001 Option Plan applicable laws and shareholders' resolutions, the Board has the power to determine the terms and conditions of the options granted, including the Exercise Price, the number of shares subject to the option and the exercisability of the options.


     Term

     Options have a term of ten years, unless otherwise decided by the Board. In the case of an incentive stock option granted to an eligible employee, who on the grant date owns stock representing more than 10% of the combined voting power of all classes of stock of our company or an affiliate, options will have a term of five years from the date of grant.

     New options will receive a new term (similar to the eligible options) starting on the grant date of the new option.

     Termination

     Your options granted under the 2001 Option Plan, will terminate following the loss of continuing status as an "Eligible Person" (as defined in the 2001 Option Plan). Where such status is lost due to termination of your employment, you may exercise your options for a period of one calendar month after the loss of such status unless provided otherwise in your option agreement. For the purposes of computing the calendar month, that period starts on the date of dispatch, or hand delivery of the notice of termination. In the event that the status is lost by reason of death, your heirs may exercise the option within six calendar months following the date of death, but only for such number of shares as your were entitled to subscribe to at the date of death. For a UK Approved option the exercise period will be twelve months from date of death. In the event that the status is lost by reason of Disability (as defined in the 2001 Option Plan), you may exercise your option within three calendar months from the date of such loss, but only for such number of shares as your were entitled to subscribe to at the date of such loss.

     The termination of your employment under the circumstances specified in this section will result in the termination of your interests in our 2001 Option Plan. In addition, your option may terminate, together with our applicable stock option plans and all other outstanding options issued to other employees, or exercise of your option may be suspended, following the occurrence of certain corporate events as described below.


     Exercise price

     The Board determines the exercise price at the time the option is granted. For eligible employees, the exercise price may be at least the higher of:


     o 85% of the average of the closing prices of our ordinary shares on the Nouveau Marche of Euronext Paris S.A. over the twenty trading days immediately prior to the grant date, or

     o 100% of the Fair Market Value of our Share on the Grant Date (as defined in the 2001 Option Plan).


     The Board expects to continue to set the Fair Market Value at the higher of: (i) 100% of the closing price of our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A. on the last trading day before the date of grant, or (ii) 100% of the closing price of our American Depository Shares as reported on Nasdaq on the last trading day before the date of grant, in compliance with and subject to applicable laws (in particular tax laws).

     The exercise price may not be adjusted, except upon the occurrence of events defined in article L.225-181 of the French Commercial Code. Such events relate to changes in capitalization.


     Vesting

     Each stock option agreement specifies the term of the option and the date when the option becomes exercisable. The terms of vesting are determined by the Board. Options granted by us generally vest at a rate of 25% of the shares subject to the option between the first and second anniversary of the grant date (including shares subscribed during the preceding period), 50% of the shares between the second anniversary of the grant date and 183 days thereafter (including shares subscribed during the preceding periods), 75% of the shares between the date that is 183 days after the second anniversary and the third anniversary of the grant date (including shares subscribed during the preceding periods) and 100% of the shares after the third anniversary of the grant date (including shares subscribed during the preceding periods), provided the employee remains continuously an "eligible employee" within the meaning of the 2001 Option Plan.

     Each new option which may be granted pursuant to this offer shall retain the vesting schedule of the associated eligible option which is cancelled. Therefore, if you currently are vested in a portion of your eligible option grant and you elect to cancel such grant, you will receive, under the vesting schedule for your new option grant, credit for such vesting plus the period lapsed between the date the eligible options are cancelled and the date the new options are granted.

     An example of a vesting schedule under an eligible option grant which is cancelled and a new option grant is as follows:

                        Grant date (1)       No. of       1st vesting    2nd Vesting     3rd Vesting    4th Vesting
                                          unexercised        date            date           date            date
                                            options
Eligible Option        Oct 19, 2000           1000        Oct 19, 2001  Oct 19, 2002    Apr 19, 2003   Oct 19, 2003
that is cancelled
(2)                                                           250            500             750            1000

New Option             Apr 4, 2002            1000        Apr 4, 2002     Oct 19, 2002  Apr 19, 2003   Oct 19, 2003
(2)                                                           250            500             750            1000

       (1) This is an example only.  The grant of the new option may be made on a different date.
       (2) Number of shares that may be exercised at each vesting date.


     Payment of exercise price

     You may exercise your options, in whole or in part, by delivery of a written notice to us together with a share subscription form and which is accompanied by payment in full of the eligible exercise price. The permissible methods of payment of the option exercise price are determined by the Board and generally are the following:

     o    bank wire transfer,

     o    check, or

     o set off with liquidated, certain and due debts of the Company to the eligible employee.


     Change of Control

     In the event of a Change of Control (as defined in the 2001 Option Plan) the following shall apply to all options which have been granted under the 2001 Option Plan and have not lapsed at the date of the Change of Control:

     (i) Where the Board approves the proposed Change of Control and recommends acceptance of it to shareholders of the Company:

          (a) unless otherwise decided by the Board, all such options shall be terminated at the date of the Change of Control;

          (b) the Board shall consult with the acquiring company, with a view to proposing to the option holders alternatives to termination of such options, including, but not limited to cash compensation or new options;

          (c) in any event, any options which are not terminated under (i)(a) or cancelled in exchange for alternatives under (i)(b) shall be terminated within three months of the date of the change of control, unless decided otherwise by the board of directors of the acquiring company;

          (d) if the acquiring company should decide to offer to the option holders alternative solutions to termination, it shall not be obliged to offer the same solution to all option holders nor shall it be obliged to treat options which are exercisable pursuant to the terms of the plan in the same manner as options which are not so exercisable at the date of the Change of Control. In particular, the acquiring company may choose to offer cash compensation immediately for options which have vested and offer cash compensation (at the same rates or at different rates) as and when the options vest under the plan.

     (ii) Where the Board does not approve the proposed Change of Control and recommends rejection of the Change of Control to the shareholders of the Company, unless decided otherwise by the Board, all such options shall become exercisable immediately upon the conclusion of the Board meeting which makes such recommendation to the shareholders of the Company.

     Where we are in negotiations which may result in a Change of Control or are carrying out any financial operation, the Board may impose a suspension period not exceeding 6 months from the date that the public is informed of such negotiations or operation in accordance with applicable laws, during which options may not be exercised even if they would otherwise be exercisable.

     Transferability of options

     New options, whether incentive stock options or non-qualified stock options, may not be sold, pledged, assigned, hypothecated, transferred, other than by will or in accordance with the laws of descent and distribution or to the extent required by applicable law. In the event of your death, options may be exercised by a person who acquires the right to exercise the option by bequest or inheritance.


     Registration of option shares

     Two million ordinary shares reserved for issuance under our 2001 Option Plan will be registered under the U.S. Securities Act of 1993, as amended (the "Securities Act") on registration statements on Form S-8 filed with the SEC on or before January 24, 2002. All the ordinary shares issuable upon exercise of all new options to be pursuant to the offer will be registered under the U.S. Securities Act. Unless you are one of our affiliates, you will be able to sell your ordinary shares issuable upon exercise of your option free of any transfer restrictions under applicable U.S. securities laws.

     Our statements in this offer document concerning our 2001 Option Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our 2001 Option Plan and the forms of grant of options letter under the plan. Please contact us as indicated on the Election Form to receive a copy of our 2001 Option Plan and the forms of grant of options letter thereunder. We will promptly furnish you copies of these documents at our expense. In addition, you may obtain copies of these documents which are filed as exhibits to our Schedule TO on the SEC's Internet site at http://www.sec.gov.


     STATUS OF ELIGIBLE OPTIONS CANCELLED IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

     Eligible options with respect to which valid renunciation will have been submitted to, and accepted by us will be cancelled and the ordinary shares subject to those eligible options will be available for grants of new options under our 2001 Option Plan. To the extent these shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market, the Nouveau Marche of Euronext Paris S.A. or any other securities quotation system or any stock exchange on which our ordinary shares are then quoted or listed.

     We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

     o we will not grant any new options until at least six months and one day after the date of cancellation of the eligible options, if you decide to renounce your right to the benefit of any one or more of your eligible options, then you must renounce your right to the benefit of all the options that were granted to you during the six-month and one day period immediately prior to the cancellation date, regardless of their exercise price, and

     o the exercise price of all new options will generally be based on the fair market value (as described previously) of the ordinary shares on the date we grant the new options.

                       LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the renunciation of eligible options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the transactions contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept the renunciation of your right to the benefit of the eligible options and to issue new options is subject to the conditions described under the caption "The Offer --Conditions of the offer".

     If we are prohibited by applicable laws or regulations from granting new options at the time we currently expect to grant the new options, we will not grant any new options. Such a prohibition could result from changes in French laws, foreign laws, U.S. Securities and Exchange Commission regulations or staff positions or listing requirements of the U.S. National Association of Securities Dealers. We are unaware of any such prohibition at this time and we do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution. However, if the grant is prohibited at the expected grant date we will not grant any new options and you will not get any other compensation for the options you renounced. In addition, French law and other applicable laws and regulations limit the timing of grants of options for various reasons, including as a function of possession of "inside information". This may delay the grant of the new options.


                                    TAXATION

     MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options pursuant to the offer. This discussion is based on the U.S. Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     If you renounce the benefit of outstanding eligible options for new options, you will not be required to recognize taxable income for U.S. federal income tax purposes at the time of the exchange. We believe that the renunciation will be treated as a non-taxable event.


     Incentive stock options

     You will not realize taxable income upon the grant of an incentive stock option under our 2001 Option Plan. In addition, you generally will not realize taxable income upon the exercise of an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of death or disability, if an option is exercised more than three months after your termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to non-qualified stock options. See discussion below.

     If you sell the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

     o more than two years after the date the incentive stock option was granted, and

     o more than one year after the date the incentive stock option was exercised.


     If the disposition of the option shares is qualifying, any excess of the sale price of the option shares, over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale.

     If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the option shares on the date of disposition, over the exercise price will be taxable income to you at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for U.S. federal income tax purposes and the balance, if any, will be long- or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

     Unless you engage in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If you engage in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

     If you renounce your right to the benefit of incentive stock options and if such renunciation is accepted by us, the new options will be granted as incentive stock options to the maximum extent they qualify. One requirement for options to qualify as incentive stock options is that the value of shares subject to options that first become exercisable in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value of the new options will be deemed to be non-qualified stock options.

     If you are a U.S. tax resident or otherwise subject to U.S. tax, you should note that there is a risk that any incentive stock options you hold may be affected, even if you do not participate in the offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the offer. We also believe that the offer will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the offer.

     However, the IRS may characterize the offer as a "modification" of those incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which an option exchange was characterized as a "modification" of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to accept the renunciation of the right to the benefit of eligible options will be viewed in the same way. Private letter rulings issued by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know whether the IRS will assert the position that our offer constitutes a "modification" of incentive stock options that can be renounced. If the IRS successfully asserted this position, the options' holding period to qualify for favorable tax treatment could be extended. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.


     Non-qualified stock options

     You will not realize taxable income upon the grant of an option which is not qualified as an incentive stock option. However, when you exercise the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

     We will be entitled to a deduction on the date the option is exercised equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

     We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.


     MATERIAL TAX CONSEQUENCES FOR NON-U.S. - BASED EMPLOYEES

     Employees who are tax resident in Germany

     The following is a general summary of the material tax consequences of the cancellation of the existing options and grant of new options under the offer for employees tax resident in Germany who do not hold the shares as part of a permanent establishment or a fixed base in Germany. This discussion is based on German tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the possible tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     You will not be subject to tax when the new options are granted to you. Generally, you will recognize taxable income at the time of exercise of the options. The amount subject to tax will be the difference between the fair market value of the underlying shares at the time of exercise and the exercise price of the options. The tax rates currently applicable to "ordinary" income range from 19.9% to 48.5%, plus 5.5% solidarity surcharge thereon and, if any, church tax of between 8% and 9% of the income tax. Social security charges are also due unless the assessment limits are exceeded (in 2001 DEM 104,400). Social security charges apply at an aggregate rate of approximately up to 41% (50% paid by the employer, 50% paid by the employee).

     One half of the dividends paid by the company on shares acquired upon exercise of options are subject to German income tax but not to social security charges. A tax liability will only arise if and insofar as your total income from capital assets exceeds an exempt amount of currently DEM 3,000 (DEM 6,000 for married couple) plus a lump-sum amount for income related expenses of DEM 100 (DEM 200 for married couple).

     You will not be subject to tax on any additional gain when you sell your shares provided that:

     o    you have held the shares for more than one year,

     o you have not, during the last five years, held 10% or more of the stated capital of InfoVista, and

     o    the shares are not held as a business asset.


     If the Shares are sold within one year after the exercise of the options one half of the realized capital gain will be taxed at ordinary tax rates. Capital losses may only offset against capital gains realized during the same fiscal year, the preceding or following fiscal year. Capital gains will be determined at the difference between proceeds deriving from the disposal of the shares and the fair market value of the shares at the date of the exercise of the options minus one half of the income related expenses.

     Effective 1 January 2002, the 10% limit will be reduced to 1% such that to satisfy the foregoing conditions, you cannot have held 1% or more of the stated capital of InfoVista.

     We do not believe that you will be subject to any additional tax liability as a consequence of participating in this offer.

     We recommend that you consult your own tax advisor with respect to your specific tax situation and the tax consequences of participating in the offer.


     Employees who are tax resident in Singapore


     The following is a general summary of the material tax consequences of the cancellation of existing options and grant of new options under the offer for Singapore tax residents or employees otherwise subject to the tax laws of Singapore. This discussion is based on Singapore tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     Generally, the grant of new options pursuant to the terms of the offer should not be a taxable event under the Singapore Income Tax Act (Cap. 134) ("Income Tax Act"). The taxable income is usually assessed at the time of exercise of the option(s). The taxable amount will be the difference (the "spread") between the option price and the fair market value of the stock at the time of exercise. The taxable amount will be taxed in the same manner and at the same rate(s) as your employment income. Note that if you exercise your option(s) while in Singapore, you are regarded to have derived your income from Singapore within the scope of the Income Tax Act and (subject to qualification under the CSOP Scheme and/or the QESOP Scheme described below), will be taxed in Singapore on the full amount of the spread, regardless of whether you were granted the option(s) in Singapore or otherwise. Conversely, any spread at the exercise of the options by you when you are outside Singapore are not considered as income derived from Singapore. However, Singapore tax residents will be subject to tax for any amount of such gains or profits remitted to Singapore at the prevailing rates of tax.

     If the 2001 Option Plan qualifies for the Company Stock Option Scheme ("CSOP Scheme") and/or the Qualified Employee Stock Option Plan Scheme (the
"QESOP Scheme"), you may be entitled to favorable tax treatment upon the exercise of your options. Specifically, if the 2001 Option Plan qualifies for the CSOP Scheme, you will be exempt from tax on the first S$2,000 of your option spread and, thereafter, you will only be subject to tax on 75% of the remaining option spread. However, this exemption is limited to S$1 million of such gains accruing over a 10-year period commencing in the year you first enjoy the benefits of the tax exemptions under the CSOP Scheme. In addition, if the 2001 Option Plan qualifies under the QESOP Scheme and if you meet certain criteria, you may apply to the Inland Revenue Authority of Singapore for a deferral on the payment of tax due at exercise subject to an interest charge. If the 2001 Option Plan also qualifies under the CSOP Scheme, you may apply for a deferral of the tax due on the non-exempt portion of the option spread.

     Singapore does not impose a capital gains tax. Unless you are engaged in the business of buying and selling securities, the capital gain on the sale of the underlying shares will be tax-free.

     It is possible that you may not be able to obtain favorable tax treatment under the CSOP Scheme and/or the QESOP Scheme if you accept this offer. This is because to qualify under the CSOP Scheme and/or the QESOP Scheme, there is a prescribed minimum vesting period, and you may not be able to take into account the vesting periods already accrued under the existing options, and the period between the date the existing options are cancelled and the new options are granted, in order to satisfy this condition and obtain favorable tax treatment under the CSOP Scheme and /or the QESOP Scheme.

     We do not represent that the 2000 Option Plan or the 2001 Option Plan qualify as a CSOP scheme or a QESOP scheme. We recommend that you consult with your own tax advisor with respect to the tax consequences of participating in the offer.

     Employees who are tax resident in the United Kingdom

     The following is a general summary of the tax and NIC consequences of the cancellation of existing options and grant of new options under the offer for UK tax residents or employees otherwise subject to the tax laws of the United Kingdom. This discussion is based on UK tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

     The tax implication for the new option may be significantly different from the original option. As such, we recommend you seek the advice of your personal tax advisor regarding the potential tax implications of this offer.

     Any gains arising on the cancellation of an option in consideration of a grant of a replacement option are treated as "rolled-over" for income tax and capital gains tax purposes of NICs, with the result that no such taxes or NICs are payable at the time of cancellation and re-grant. Income tax, capital gains tax and NICs treatment of the replacement option are as described below.

     Inland Revenue  Approved  Share Scheme.  A portion of the new option may be
     --------------------------------------
made under an Inland Revenue Approved Share Scheme, which provides for an option grant of shares with a market value of up to (pound)30,000 (converted from the Euro on the date of grant). Taxes typically due on the approved options at the time of exercise (i.e., the difference between the fair market value of the shares on the date of the exercise and the exercise price) may be deferred until the time of sale (when capital gains treatment may apply.)

     To qualify for tax relief at the time of exercise, you must not exercise the option within three years of the grant date or within three years of the exercise of an option that benefited from preferred tax treatment. The exercise of the approved option must be made in accordance with the rules of the stock option plan and while the stock option plan retains formal Inland Revenue approval. If you choose to exercise the approved option within three years of the grant date, you will be subject to U.K. income tax on the difference between the fair market value of the shares at exercise and the exercise price. There will be no NICs arising on the exercise of an approved option even if the exercise does not take place under qualifying circumstances: unless the stock option plan loses Inland Revenue approval.

     If you are granted options under the InfoVista UK Approved Plan, please note that the three-year qualifying period will start from the date the new options are granted to you.

     If you exercise the options under qualifying circumstances, you then may be subject to capital gains tax on the entire gain (i.e., the difference between the sale price and the exercise price) at the time of sale. Capital gains are subject to tapering relief (the taper period will run from the time the shares are purchased) and the annual exemption (which is (pound)7,500 for the year April 6, 2001 through April 5, 2002).

     Unapproved Share Scheme and Joint Election NIC Passthrough.  In April 1999,
     ----------------------------------------------------------
the U.K. Government made changes to the tax treatment on certain share options and introduced a NIC on the exercise of certain stock options. As a result of this, new options received as a result of the offer may be subject to both employee's and employer's NIC upon the exercise of the new options. The amount of the employee's and employer's NIC withholdings will be calculated by multiplying the applicable NIC rate by the difference between the fair market value of InfoVista' shares at the time of exercise and the exercise price of your new options.

     Recent changes to this legislation have made it possible for the company and the employee to agree to transfer the employer's NIC charge to the employee. As a condition of this offer, if you are subject to U.K. tax on the date the new options are granted, the new option agreement between you and us will provide that you will accept the liability for and to pay the employer's NIC when you exercise the new options. Accordingly, if you are subject to U.K. tax and you elect to participate in this offer, you must enter into a new option agreement and joint election with InfoVista that will transfer the employer's NIC to you. The joint election will apply to any Secondary Class 1 National Insurance Contribution liability arising in connection with the exercise, assignment, release, or cancellation of the new option to you.

     You should note that you do not have to pay any employee's NIC if your total earnings in the tax year in which the options were exercised are above the upper NIC threshold (currently (pound)29,900 for the 2001/2002 tax year).

     The portion of your option in excess of (pound)30,000 if any, will be granted through an unapproved share scheme. Such options will therefore be subject to the execution of a joint election between you and InfoVista providing for the transfer of Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release, or cancellation of the option to you.

     By accepting the new option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that arises with respect to Secondary Class 1 National Insurance Contribution payments in connection with exercise, assignment, release, or cancellation of the option. In addition, if you accept the new option, a term of the joint election will be that you will be authorizing InfoVista to withhold any such Secondary Class 1 National Insurance Contribution from the payroll at any time or the sale of a sufficient number of shares upon exercise, assignment, release, or cancellation of the option.

     In the alternative, you agree to make payment on demand for such contributions by cash or with other cleared funds to InfoVista that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing, you agree to provide them promptly upon request. Any balance due may be deducted through payroll from your salary.

     If you do not deliver an executed copy of the National Insurance Letter (or a facsimile copy of it) at the same time that you accept this offer, this offer shall become null and void without any liability to InfoVista or any of its subsidiaries.

     You will not be subject to tax when the new unapproved option is granted. You will be subject to income tax when you exercise the option on the difference between the fair market value of the shares on the date of exercise and the exercise price. You will also be liable to pay the employee's NICs on the proceeds at exercise if your earnings do not already exceed the maximum limit for NIC purposes -- (pound)535 per week for the U.K. tax year 6 April 2000 to 5 April 2001 (increasing to (pound)575 per week from 6 April 2001).

     As noted above, you will also be responsible for paying the employer's portion of the NICs on the proceeds at exercise at a current rate of 11.9% on the taxable amount. You will receive income tax relief against the employer's NIC that you pay on exercise.

     When you sell your shares, you may be subject to capital gains tax. The tax is due on any increase in the value of the stock between the date on which you exercised your options and the sale proceeds realized when you sell the shares. Any capital gains tax you may owe is subject to an annual personal exemption (currently (pound)7,500 for the U.K. tax year 6 April 2001 to 5 April 2002) and to taper relief calculated with reference to the period of time during which you held the shares.

     If you are "Resident but not Ordinarily Resident" (R/NOR), you may be subject to different tax consequences and should seek advice of your personal tax advisor.

     We recommend that you consult your own tax advisor with respect to the tax consequences of participating in the offer.

                        INFORMATION CONCERNING INFOVISTA

       OVERVIEW OF INFOVISTA'S BUSINESS

     We design, develop and market technologically advanced software which monitors, analyzes and reports on the performance and quality-of-service of information technology ("IT") infrastructure, including networks, servers and applications. Our products are part of the software market segment known as Service Level Management ("SLM"). We market our products primarily to telecommunications companies, Internet service providers and other IT-intensive organizations such as financial services companies, outsourcers of IT services, application service providers and other multinationals.

     Our end-users are either external IT service providers or internal IT departments. They use our products to:

     o Monitor and measure the service level they are providing to their external customers. For example, the Sita/Equant Group uses our products to send periodic quality-of-service reports to its customers including metrics such as traffic volume and network availability.

     o Monitor and measure the service level they are receiving from their external suppliers, such as telecommunications companies, Internet service providers ("ISPs") and application service providers ("ASPs"). For example, British Airways uses our products to monitor data transmission services received from its telecommunications company.

     o Monitor and proactively manage their own internal IT networks. For example, France Telecom's Wanadoo ISP uses our products in its network operations center to anticipate network or other service disruptions before they occur and to manage them if and when they do occur.


     We have developed significant relationships in the telecommunications industry, including with British Telecom, France Telecom, the Sita/Equant Group and Cegetel, and with Internet service providers, including UUNET and Wanadoo. Users of our products also include IT-intensive organizations, such as financial services companies like Axa, Banque de France, First Union Bank and Royal Bank and other multinational companies like Nestle and Shell. An example of an outsourcer of IT services which uses our products is NetEffect Corporation. As of June 30, 2001, we had 470 end-users of our products holding in aggregate 4,504 licenses for our products, including 1,306 licenses for InfoVista Engines.

     Our principal executive offices are located at 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France, and our telephone number is +33 1 64 86 79 00. Our Web site address is www.infovista.com. The information on our Web site is not incorporated in this offer.


     Recent Developments

     In February 2001 a number of our major shareholders participated in a secondary public offering whereby 3,097,826 existing ordinary shares were sold at a price of 25.00 euros per share.


     FINANCIAL INFORMATION

     The selected historical statement of operations data for the years ended June 30, 2001 and 2000, the three months ended June 30, 2001 and 2000, and the selected historical balance sheet data as of June 30, 2001 and 2000 have been derived from the financial statements included in our Quarterly Report on Form 6-K for the quarter ended June 30, 2001.

     The selected historical statement of operations data for the year ended June 30, 2001 and the three months ended June 30, 2001, and the selected historical balance sheet data as of June 30, 2001, which are included in our Quarterly Report on Form 6-K for the quarter ended June 30, 2001, are unaudited.

     The information presented below should be read together with our financial statements and related notes.

     We have presented the following data in thousands except for share and per share data.




                                                       INFOVISTA
                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (In thousands except for share and per share data)

                                                          Three months ended                    Year ended
                                                   (unaudited)      (unaudited)        (unaudited)       (audited)
                                                  --------------------------------------------------------------------
                                                  June 30, 2001     June 30, 2000     June 30, 2001     June 30, 2000
                                                  --------------------------------------------------------------------
Revenues
License revenues                                         (euro)            (euro)            (euro)            (euro)
                                                          5,542             3,259            19,548             7,691
Service revenues                                          2,640               993             8,111             2,650
                                                  --------------------------------------------------------------------
Total revenues                                            8,182             4,252            27,659            10,341

Cost of revenues
     License                                                330               100               882               216
     Service                                              1,736               974             5,893             2,540
                                                  --------------------------------------------------------------------
Total cost of revenues                                    2,066             1,074             6,775             2,756

                                                  --------------------------------------------------------------------
Gross profit                                              6,116             3,178            20,884             7,585
                                                  --------------------------------------------------------------------

Operating expenses

Selling and marketing expenses                            4,319             2,977            16,574             8,589
Research and development expenses                         1,394               671             4,640             1,952
General and administrative expenses                       2,063               963             7,629             3,184

Stock compensation                                          171               269             2,229             1,407
Goodwill amortization                                       220              --                 513              --

                                                  --------------------------------------------------------------------
Total operating expenses                                  8,167             4,880            31,585            15,132

Operating loss                                           (2,051)           (1,702)          (10,701)           (7,547)
                                                  --------------------------------------------------------------------

Other income (expenses)                                     757              (149)            4,319               574

Loss before income taxes and minority interest           (1,294)           (1,851)           (6,382)           (6,973)
                                                  --------------------------------------------------------------------

Minority interest                                            (5)               17                68                17
Income tax                                                   (2)             --                  (2)             --

Net loss                                                  (euro)            (euro)            (euro)            (euro)
                                                         (1,301)           (1,834)           (6,316)           (6,956)
                                                  ====================================================================

Proforma net loss                                         (euro)            (euro)            (euro)            (euro)
                                                           (914)           (1,327)           (4,812)           (6,008)
                                                  ====================================================================

Basic and diluted loss per share                          (euro)            (euro)            (euro)            (euro)
                                                          (0.07)            (0.24)            (0.34)            (0.89)
                                                  ====================================================================
Basic and diluted proforma loss per share                 (euro)            (euro)            (euro)            (euro)
                                                          (0.05)            (0.17)            (0.26)            (0.77)
                                                  ====================================================================





                                              INFOVISTA
                                     CONSOLIDATED BALANCE SHEETS
                         (In thousands except for share and per share data)

                                                        As of June 30, 2001     As of June 30, 2000
                                                            (unaudited)              (audited)
                                                    -----------------------------------------------
ASSETS
Cash and cash equivalents                                            (euro)                 (euro)
                                                                     62,904                  2,950
Trade receivables, net                                                9,289                  9,710
Prepaid expenses                                                        731                  4,532
Other current assets                                                  1,834                    878
---------------------------------------------------------------------------------------------------
Total current assets                                                 74,758                 18,070
---------------------------------------------------------------------------------------------------

Fixed assets, net                                                     4,758                  1,326
Licensed technology and advances, net                                 1,568                      -
Goodwill and other purchased intangible assets, net                   3,139                      -
Deposits and other assets                                               777                    750
---------------------------------------------------------------------------------------------------
Total non current assets                                             10,242                  2,076
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         85,000                 20,146
---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDER'S EQUITY

Trade payables                                                        3,708                  4,124
Current portion of long-term debt                                       259                    183
Accrued expenses                                                      3,145                  2,002
Deferred revenues                                                     4,465                  6,736
Other current liabilities                                               406                    376
---------------------------------------------------------------------------------------------------
Total current liabilities                                            11,983                 13,421

Long term debt                                                          305                    564
Other long term liabilities                                             143                    104
Commitments and contingencies                                             -
---------------------------------------------------------------------------------------------------
Total non-current liabilities                                           448                    668
---------------------------------------------------------------------------------------------------

Minority interest                                                         -                     53

Stockholders' Equity
Preferred stock, par value of (euro) 0.54, per share
(0 and 3,950,607 shares, respectively, authorized, issued
and outstanding)                                                          -                  2,133
Common  stock,  par  value of (euro)0.54, (19,641,414
and 8,978,871 shares respectively, authorized and issued
and 19,634,661 and 8,978,871 shares respectively, outstanding)       10,606                  4,849
Capital in excess of par value of stock                              85,701                 17,578
Other reserves                                                           16                     16
Foreign currency translation adjustment                                (603)                  (901)
Deferred compensation                                                  (399)                (1,307)
Accumulated deficit                                                 (16,364)                (9,408)
Net loss                                                             (6,316)                (6,956)
Less common stock in treasury, (6,753 and 0 shares, respectively)       (72)                      -

---------------------------------------------------------------------------------------------------
Total stockholders' equity                                           72,569                  6,004
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           (euro)                 (euro)
                                                                     85,000                 20,146
---------------------------------------------------------------------------------------------------

     Our unaudited book value per American Depositary Share and per ordinary share was (euro) 3.695 as of June 30, 2001. The financial information included in our Quarterly Report on Form 6-K for the 3 months ended June 30, 2001 on pages 4 to 7 and in our Annual Report on Form 20-F for the fiscal year ended June 30, 2000 on pages F-1 to F-35 is incorporated herein by reference and may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth under "Additional Information."

     INTERESTS  OF  DIRECTORS  AND  OFFICERS;   TRANSACTIONS   AND  ARRANGEMENTS
     CONCERNING THE OPTIONS

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of August 23, 2001, our executive officers and non-employee directors (14 persons) as a group owned options outstanding under our 2000 Option Plan and 2001 Option Plan to subscribe to a total of 269,500 of our ordinary shares, which represented approximately 18.81% of the shares subject to all options outstanding under that plan as of that date. 65,000 of these options to subscribe to our ordinary shares are eligible under the offer.

     On July 10, July 11, July 12 and July 30, 2001, Anthony Vidal sold 4,500, 1,000, 9,500 and 5,000 ordinary shares, respectively, on the open market at $3.9556, $3.90, $3.9047 and $4.20, respectively.

     Except as otherwise described above, there have been no transactions in options to purchase or subscribe to our ordinary shares or in our ordinary shares which were effected during the 60 days prior to and including August 30, 2001 by us or, to our knowledge, by any executive officer, director or affiliate of our company.


     PRICE RANGE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES UNDERLYING THE OPTIONS

     The ordinary shares underlying your options are currently traded in the United States in the form of American depositary shares evidenced by American depositary receipts. Each American depositary share represents one ordinary share. Our American depositary shares are traded on the Nasdaq National Market under the symbol "IVTA". Our ordinary shares are also traded in France on the Nouveau Marche of Euronext Paris S.A. under the number 7667.

     The following table shows, for the periods indicated, the high and low sales prices per share of our American depositary shares as reported by the Nasdaq National Market and our ordinary shares as reported on the Nouveau Marche of Euronext Paris S.A., each as adjusted for stock dividends and stock splits.


                                             NASDAQ                       Nouveau Marche
                                      -------------------------     --------------------------
                                        High             Low           High             Low
                                      --------         --------     -----------      ----------
Jul - Sep 2000                          $42.50           $15.50     (euro)46.50     (euro)12.80
Oct - Dec 2000                          $46.00           $14.75     (euro)57.00     (euro)17.60
Jan - Mar 2001                          $33.50           $ 7.53     (euro)36.50     (euro) 9.27
Apr - 2001                              $10.70           $ 3.25     (euro)13.00     (euro) 4.50
Jul   -  Aug   2001   (through          $ 5.25           $ 3.50     (euro) 6.79     (euro) 3.85
August 23)


     As of August 23, 2001, the last reported sale price during regular trading hours of (i) our American depositary shares, as reported by the Nasdaq National Market, was $3.90 per American depositary share and (ii) our ordinary shares, as reported on the Nouveau Marche of Euronext Paris S.A., was (euro)4.29 per ordinary share.

       We recommend that you evaluate current market quotes for our ordinary shares and American depositary shares before deciding whether or not to renounce your right to the benefit of your options.

                             ADDITIONAL INFORMATION

     This offer document is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with or made available to the SEC before making a decision on whether to renounce your right to the benefit of your options:

     1. our Annual Report on Form 20-F for our fiscal year ended June 30, 2000, filed with the SEC on December 28, 2000;

     2. our registration statement on Form F-1 filed with the SEC on February 8, 2001.

     3. our Quarterly Reports on Form 6-K filed with the SEC on October 27, 2000, July 26, 2001 and August 28, 2001.

     These documents, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

----------------------------- ---------------------------- ----------------------------
   450 Fifth Street, N.W.         7 World Trade Center        500 West Madison Street
----------------------------- ---------------------------- ----------------------------
          Room 1024                    Suite 1300                    Suite 1400
----------------------------- ---------------------------- ----------------------------
   Washington, D.C. 20549       New York, New York 10048      Chicago, Illinois 60661
----------------------------- ---------------------------- ----------------------------

     You may obtain information on the operation of the public reference rooms by calling the SEC at +1-800-SEC-0330.

     Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov and on www.infovista.com.

     Our ordinary shares are currently traded in the United States in the form of American depositary shares evidenced by American depositary receipts. Each American depositary share represents one ordinary share. Our American depositary shares are quoted on the Nasdaq National Market under the symbol "IVTA" and our SEC filings can be read at the following Nasdaq address:

                            Nasdaq Operations 1735 K
                                  Street, N.W.
                             Washington, D.C. 20006

     Each person to whom a copy of this offer document is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents) at no cost, by writing to us at 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France.

     As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer document, you should rely on the statements made in the most recent document.

     The information contained in this offer document about us should be read together with the information contained in the documents to which we have referred you.

                                  MISCELLANEOUS

     This offer document and our SEC reports referred to above include "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to InfoVista or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents we filed with the SEC, including our annual report on Form 20-F and registration statement on Form F-1 filed on December 28, 2000 and February 8, 2001 respectively, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include, but are not limited to:

     o our products are targeted primarily to a limited number of markets and if sales of our products in this market decline, our operating results will be seriously harmed;

     o our quarterly operating results are subject to fluctuations, which may affect our stock price;

     o our stock price is susceptible to our operating results and to stock market fluctuations;

     o we may have difficulties providing and managing the increased technical stability, performance and support requirements of an evolving market, which could cause a decline in our revenue and an increase in our expenses;

     o our software may have defects and errors, which may lead to a loss of revenue or product liability claims;

     o the protection of our intellectual property is crucial to our business, and if third parties use our intellectual property without our consent, it could damage our business;

     o our dependence on strategic relationships and business alliances for continued growth of our business;

     o the loss of our rights to use software licensed to us by third parties could harm our business;

     o    our ability to manage our growth;

     o    our  multinational   operations  are  subject  to  risks  inherent  in
          international    operations,    including   currency   exchange   rate
          fluctuations;

     o our markets are highly competitive and competition could harm our ability to sell products and services and reduce our market share; and

     o our ability to keep pace with rapid technological change and new product introductions in our industry.


     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will the renunciation of the right to the benefit of any options be accepted from or on behalf of, the option holders residing in such jurisdiction.

     We have not authorized any person to make any recommendation on our behalf as to whether or not you should renounce your right to the benefit of your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document and the Election Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                   SCHEDULE A

                    INFORMATION CONCERNING THE DIRECTORS AND
                      EXECUTIVE OFFICERS OF INFOVISTA S.A.

     The directors and executive officers of InfoVista S.A. and their positions and offices as of August 30, 2001, are set forth in the following table:

    Name                                           Current Position with InfoVista
    ----                                           -------------------------------
    Alain Tingaud                                  Director, Chairman and Chief Executive Officer
    Alain Ries                                     Director, Chief Financial Officer
    Jean-Paul Bernardini                           Director
    Herbert May                                    Director
    Vertex     Technology    Fund    Ltd.,         Director
    represented by Frankie Tan Siew Teck
    Hubert L.  Tardieu                             Director
    Peter C.  Waal                                 Director
    Julien Dahan                                   Vice President, European Operations
    Stephane Dute                                  Vice President, Finance & Administration
    Peter Mao Lawn Fah                             Executive Vice  President,  Asia/Pacific  Operations,
                                                   Chief Executive Officer of InfoVista Pte. Ltd.
    Loic Mathieu                                   Vice President, Technology
    Joseph E.  McStravick                          Vice President, Customer Service Operations
    Philippe Ozanian                               Executive Vice President, Corporate Functions
    Manuel Stopnicki                               Executive Vice President, Product & Technology


     The address for service for Alain Tingaud, Alain Ries and the Executive Officers is InfoVista S.A.'s head office, 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France. Jean-Paul Bernardini may be contacted at PAI
Management, BNP Paribas Capital, 43, avenue de l'Opera, 75002 Paris, France. Herbert May may be contacted at Management Beratungs und Beteiligungs-GmbH, Friedrichstr. 90, D-10117 Berlin, Germany. Frankie Tan Siew Teck may be contacted at Vertex Technology Fund, Ltd, 77 Science Park Drive, #02-15, Cintech III, Singapore Science Park 118256, Singapore. Hubert L. Tardieu may be contacted at Sema Group, 16, rue Barbes, 92126 Montrouge Cedex, France and Peter
C. Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.

                                 EXHIBIT (A)(2)

         FORM OF EMAIL SENT TO ELIGIBLE EMPLOYEES OF AUGUST 30TH, 2001


                                [OBJECT OMITTED]


Sent by electronic mail on August 30, 2001

Dear All,

It has been slightly more than a year since InfoVista has been listed on both the NASDAQ and Nouveau Marche. It has been an exciting and fulfilling year - in a difficult and challenging environment, we have achieved significant revenue growth, outperforming many of our competitors and peers. We have also moved closer to reaching profitability, a commitment made to our investors and shareholders at the time of our IPO.

Our progress this year owes much to the commitment, efforts and performance of each and every one of you. We know that you share our confidence in the strong fundamentals of the company, and have granted you stock options so you can also share in its success.

You all know that the trading environment for technology shares has been difficult. The NASDAQ and Nouveau Marche have fallen significantly since the beginning of the year. Despite our solid fundamentals and strong performance, we have not been immune to this global trend.

As a result,  a large  number of your  stock  options  are  `underwater'-  their exercise price is significantly higher than the current share price. A key objective in granting options is to motivate, by encouraging employee participation in the development of the Company. Where options are significantly underwater, the Company recognizes that this objective is not achieved.

With this in mind, InfoVista's Board of Directors has approved a "Surrender and Re-Grant" scheme which will offer employees a chance to exchange existing employee stock options for new options. I would like to stress that this is an exceptional event, arising from exceptional circumstances, and that participation in this scheme is purely voluntary.

This scheme will allow employees who hold stock options with an exercise price of more than 30.00 euros, to surrender some of their existing options and receive new replacement stock options on a date at least six months and one day later. The exercise price of these replacement options will be set in accordance with the terms of the 2001 Plan, using the same formula used for all options granted since the IPO, at the date of the grant of the new stock options. We believe that this action will allow us to maintain a strong link between employee compensation and the long-term performance of InfoVista, a goal which we believe is consistent with the interests of our shareholders.

For legal and accounting reasons, the scheme is complex, however, please read the attached information pack regarding this scheme very thoroughly. It contains important information which you should read and understand before making any decision regarding the scheme. The Schedule Tender Offer, which is a US information document filed with the Securities and Exchange Commission ("SEC"), is also available on the SEC's website at www.sec.gov. If you have questions,
                                           -----------
you can raise them by sending an email to  FAQOptionsTO@infovista.com  (which is
                                           --------------------------
also listed on the InfoVista address book as ** FAQ On Options TO). The questions asked that are of general interest will be posted on Intravista, Legal section.

The management recognizes the hard work and commitment you have put into building InfoVista. We firmly believe that our most valuable asset, YOU, will be the key that propels InfoVista into the future.

Best regards,

Alain Tingaud
Chairman and CEO

                                 EXHIBIT (A)(3)

                                [OBJECT OMITTED]


                                FORM OF ELECTION
                 TO RENOUNCE THE RIGHT TO THE BENEFIT OF OPTIONS
         GRANTED UNDER THE INFOVISTA S.A. 2000 STOCK OPTION PLAN AND THE
             INFOVISTA S.A. 2001 EMPLOYEE STOCK OPTION PLAN HELD BY
                       ELIGIBLE EMPLOYEES, FOR NEW OPTIONS

              PURSUANT TO THE OFFER TO GRANT DATED AUGUST 30, 2001


                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, NEW YORK CITY TIME ON SEPTEMBER 27, 2001
             (6:00 AM CENTRAL EUROPEAN TIME ON SEPTEMBER 28, 2001),
                          UNLESS THE OFFER IS EXTENDED.


To:

------------------------------------------------------------------------------------------
US employees                       Singapore employees        All other employees
-----------------------------      ----------------------     -------------------------
InfoVista                          InfoVista                  InfoVista
10440 Little Paxtuent Parkway      Block 750C                 6, rue de la Terre de Feu
4th floor                          #03-16/17                  91952 Courtaboeuf Cedex
Columbia MD21044                   Chai Chee Technopark       France
USA                                Chai Chee Road
                                   Singapore 469003
                                   Singapore

Facsimile: +1 410 997 9607         Facsimile: +65 949 7641    Facsimile: +33 1 64 86 79 83
Attn. Linda Muck                   Attn. Lucy Khoo            Attn. Philomene Sammarcelli
------------------------------------------------------------------------------------------



          DELIVERY OF THIS FORM OF ELECTION TO AN ADDRESS OR FACSIMILE
              NUMBER OTHER THAN AS LISTED ABOVE WILL NOT CONSTITUTE
                                 VALID DELIVERY.

Pursuant to the terms and conditions of the Offer to Grant dated August 30, 2001 and this Form of Election, I elect to renounce the right to the benefit of the following eligible options to subscribe to ordinary shares granted under the InfoVista S.A. 2000 Stock Option Plan, InfoVista S.A. 2001 Employee Stock Option Plan on or after September 1, 2000(1) together with all eligible options granted to me during the six-month and one day period preceding the date of cancellation of my eligible options:

---------------------------------------------------------------------------------------------------------------
    Grant Date        Number of eligible options    Subscription price per share in euros   Date of Plan
   Board Meeting           to be surrendered
---------------------------------------------------------------------------------------------------------------
 September 4, 2000                                               37.53 euros                    2000
---------------------------------------------------------------------------------------------------------------
 October 19, 2000                                                38.50 euros                    2000
---------------------------------------------------------------------------------------------------------------
 January 24, 2001                                                31.00 euros                    2001
---------------------------------------------------------------------------------------------------------------
  April 23, 2001                                                 10.83 euros                    2001
---------------------------------------------------------------------------------------------------------------
   June 20, 2001                                                  8.14 euros                    2001
---------------------------------------------------------------------------------------------------------------
       TOTAL            ......................
                        ======================
---------------------------------------------------------------------------------------------------------------

By my signature, I agree to be bound by all the terms of the Offer to Grant and this Form of Election.




------------------------------------------------
(Signature of Holder or Authorized Signatory(2))     Date: _____________, 2001

Name:                                                Capacity:
Please Print)
Phone #. (with area code):                           Tax ID/ Social Security #.:

---------------

     (1) To validly renounce the benefits to the options, please complete the table and follow instructions beginning on page 5 of this Election Form.

     (2) You must complete and sign the following exactly as your name appears on the option agreement(s) evidencing the Eligible Options you are renouncing. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, please set forth the signer's full title and include with this Election Form proper evidence of the authority of such person to act in that capacity.

To InfoVista S.A. (the "Company"):



Upon the terms and conditions described in the Offer to Grant to Eligible Employees the Opportunity to Renounce the Right to the Benefit of Outstanding Options Granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan, dated August 30, 2001 (the "Offer to Grant"), and in this Election Form, as they may be amended (together "the Offer"), I elect to renounce the rights to the benefits to the outstanding options granted under the InfoVista S.A. 2000 Stock Option Plan and InfoVista S.A. 2001 Employee Stock Option Plan on or after September 1, 2000 to subscribe to ordinary shares listed in the table on page 2 of this Election Form (the "Eligible Options") in consideration for new options ("New Options"), as described in the Offer to Grant.

By signing this Election Form above, I understand and acknowledge that:

     1. I have read, understand and agree to all of the terms and conditions of the Offer;

     2. Renouncing the rights to the benefits to the Eligible Options by following the procedure described under the caption "The Offer - Procedure for renouncing the right to the benefit of your options" of the Offer to Grant and in the instructions attached to this Election Form will constitute my acceptance of the terms and conditions of the Offer. The Company's decision to give effect to the renunciation of the rights to the benefits of the Eligible Options renounced in accordance with the Offer will constitute a binding agreement between the Company and me upon the terms and conditions of the Offer.

     3. Upon the Company's decision to accept my renunciation of the rights to the benefits of the Eligible Options, this Election Form will serve as an amendment to the option agreement(s) covering the Eligible Options that I am renouncing.

     4.   All New Options will be subject to:

          o    the terms of the Offer,

          o the InfoVista S.A. 2001 Employee Stock Option Plan as then in force,

          o the new option agreement, in the form of a grant of options letter, between me and the Company, and

          o    all applicable laws and regulations.

     I acknowledge and agree that at the time the New Options are to be granted,
(i) applicable laws and regulations may be different and (ii) the InfoVista S.A. 2001 Employee Stock Option Plan may have been modified, amended or supplemented by the Board of Directors, at its discretion.

     In addition, if I am an employee of InfoVista UK Limited, the New Options will also be subject to:

          o    the terms of the InfoVista UK Approved Plan, and

          o a joint election whereby I accept the transfer of the whole of the National Insurance liability related to the New Option.


     5. Upon the Company's decision to accept my renunciation of the right to the benefits to the Eligible Options, the Eligible Options will be deemed cancelled and I will have no right to subscribe to or subscribe to shares under the cancelled options after the date of cancellation.

     6. I acknowledge that if my employment terminates prior to the grant of the New Option, I will receive neither a New Option nor the return of my cancelled Eligible Option.

     7. The New Options I will receive will not be granted until the date the first Board meeting permitted to grant stock options that is held six months and one day after the date the Company gives effect to my decision to renounce the benefits to the Eligible Options and cancels such Eligible Options.

     8. I must be an employee of the Company or one of its affiliates through the date the New Options are granted and otherwise be eligible under the Company's 2001 Employee Stock Option Plan on the date the New Options are granted in order to receive New Options. I further acknowledge that, if I am not an employee of the Company or one of its affiliates on the date the New Options are granted, I will not receive any New Options or any other compensation for the Eligible Options that I renounce.

     9. I acknowledge that it is possible that, after the Company cancels the Eligible Options but prior to granting the New Options, the Company might effect or enter into an agreement such as a merger or other similar transaction. I acknowledge that I am aware that, although InfoVista will consult with the acquiring company with a view to granting the New Options or proposing reasonably equivalent compensation I may receive neither a New Option nor the return of my cancelled Eligible Options.

     10. The Company shall covenant, subject to the terms and conditions of the Offer, including the conditions described in the Offer to Grant under the captions "Purpose of the Offer" and "The Offer - Conditions of the offer" "The Offer- Effect of a change of control prior to the granting of new options" to grant New Options in return for the Eligible Options that (x) I have properly renounced, (y) I have not withdrawn prior to the "Expiration Date" (as defined in the following sentence) and (z) the Company has given effect to such renunciation and the Eligible Options are cancelled. The term "Expiration Date" means 12:00 midnight, New York City time, on September 27, 2001 (6:00 am Central European Time, on September 28, 2001), unless the Company, in its discretion, has extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as extended, expires.

     11. Under certain circumstances described in the Offer to Grant, the Company may terminate or amend the Offer to Grant and postpone its acceptance of my renunciation of the right to the benefit of the Eligible Options and the subsequent cancellation of any Eligible Options. In this event, I understand that the Eligible Options that I renounce evidenced by the delivery of this Election Form, and that the Company determines not to accept will not be cancelled and I will be entitled to all benefits thereunder.

     12. The Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer to Grant.

     13. The Eligible Options that I am renouncing the benefits to represent all of the ordinary shares covered by each Eligible Option that I am renouncing. If I am renouncing the benefits to any one or more Eligible Options granted to me on a given grant date, then I am renouncing the benefits to all Eligible Options that were granted to me on that day. If I am renouncing the benefits to any one or more Eligible Options granted to me at any time, then I am renouncing the rights to benefits of all Eligible Options that were granted to me during the six-month and one day period before the date my renunciation is accepted by the Company and my options are cancelled.

     14. Participation in the Offer will not be construed as a right to my continued employment with the Company or any of its affiliates for any period and my employment with the Company or one of its affiliates can be terminated at any time by me or the Company (or one of the Company's affiliates, as applicable), in accordance with the provisions of applicable law and the provisions of my employment agreement.

     15. All authority conferred in this Election Form will survive my death or incapacity, and all of my obligations in this Election Form will be binding upon my heirs, personal representatives, successors and assigns. Except as stated in the Offer, this renunciation is irrevocable.

     THE OFFER IS NOT BEING MADE TO (NOR WILL RENUNCIATION OF THE RIGHT TO THE BENEFIT OF THE OPTIONS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF THAT JURISDICTION.

     INSTRUCTIONS

     Forming part of the terms and conditions of the offer
     -----------------------------------------------------

     1. Delivery of Election Form

     A properly completed and executed original of this Election Form (or a facsimile copy of it) and any other documents required by this Election Form, must be received by the Company or at its address (or facsimile numbers) listed on the first page of this Election Form on or before the Expiration Date.

     The method by which you deliver any required documents is at your option and risk, and the delivery will be deemed made only when actually received by the company. If you elect to deliver your documents by mail, the company recommends that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

     The Company will not accept any alternative, conditional or contingent renunciations of the right to the benefit of the Eligible Options. All option holders, by signing this Election Form (or a facsimile copy of it), waive any right to receive any notice of the Company's acceptance of their renunciation of the right to the benefit of the Eligible Options, except as provided for in the Offer to Grant.


     2. For employees of InfoVista UK Limited only

     If you are an employee of InfoVista UK Limited, to properly renounce your right to the benefit of the Eligible Options you must, in addition to the procedures outlined in paragraph 1 above, submit an executed copy of the National Insurance Letter (or a facsimile copy of it) that has been delivered to you. If you do not deliver an executed copy of the National Insurance Letter, the Company will not accept the renunciation of your right to the benefit of the Eligible Options and the offer, as between you and the Company, shall become null and void without any liability to the Company or its affiliates.


     3. Withdrawal of your renunciation

     You may withdraw your renunciation of the right to the benefit of the Eligible Options (that is, you may revoke your election to renounce the right to the benefit of the Eligible Option(s)) at any time before the Expiration Date. If the Company extends the Offer beyond that time, you may withdraw your renunciation of the Eligible Option(s) at any time until the extended expiration of the Offer. In addition, although the Company currently intends to accept your renunciation of the right to the benefit of the Eligible Options on October 2, 2001 after the expiration of the Offer, if we have not previously accepted your renunciation of the right to the benefit of the Eligible Options, you may withdraw your renunciation of the right to the benefit of the Eligible Options at any time after October 27, 2001.

     To withdraw your renunciation of the right to the benefit of the Eligible Options you must deliver an executed written notice of withdrawal (the "Notice of Withdrawal") (or a facsimile copy of it) in accordance with the Instructions to the Notice of Withdrawal, while you still have the right to withdraw your renunciation. You may not rescind your Notice of Withdrawal and you will be deemed not to have renounced the right to the benefit of the Eligible Options with respect to which you have delivered a Notice of Withdrawal unless you properly once again renounce such options before the Expiration Date by following the procedures described in paragraph 1 above.

     4. Inadequate space

     If the space provided in this Election Form is inadequate, you should provide the information requested by the table on page 2 of this Election Form regarding Eligible Options that you elect to renounce the right to the benefit of on a separate schedule attached to this Election Form.

     5. Renunciations

     If you intend to renounce the right to the benefit of the Eligible Options through the Offer, you must complete the table contained in this Election Form by providing for each Eligible Option grant that you intend to renounce the number of Eligible Options.

     By renouncing the right to the benefit of an Eligible Option granted to you on a given day, you automatically renounce the benefit of all Eligible Options granted to you on that day. The Company will not accept partial renunciations of the right to the benefit of the Eligible Options. Accordingly, you may renounce the right to the benefit of all or none of the ordinary shares subject to the Eligible Options you decide to renounce. In addition, if you are renouncing the benefits to any one or more Eligible Options granted to you at any time, then you are automatically renouncing the benefits to all Eligible Options that were granted to you during the six-month and one day period before the date your renunciation is accepted by the Company and your options are cancelled. Since we currently expect that all options that are renounced will be cancelled on October 2, 2001, this means that if you participate in the offer, you automatically renounce the right to the benefit of all options granted to you since March 29, 2001.


     6. Signatures on this Election Form

     If this Election Form is signed by the holder of the Eligible Options, the signature must correspond exactly with the name as written on the face of the option agreement(s) to which the Eligible Options are subject without any change whatsoever.

     If this Election Form is signed by an attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of that person to act must be submitted with this Election Form.


     7. Requests for assistance or additional copies

     You may direct any questions or requests for assistance, as well as requests for additional copies of the Offer to Grant or this Election Form to FAQOptionsTO@infovista.com. You may also request additional copies of the Offer to Grant at the applicable address and telephone number given on the second page of this Election Form. The Company will furnish copies promptly at its expense.


     8. Irregularities

     The Company, in its sole discretion, will determine all questions as to the number of ordinary shares subject to Eligible Options that may be renounced by you, and the validity, form, eligibility (including time of receipt) and acceptance for cancellation of any of Eligible Options. The Company's determinations shall be final and binding on all parties. The Company reserves the right to reject any or all renunciations of the right to the benefit of the Eligible Options the Company determines not to be in proper form or the acceptance of which may be unlawful. No renunciation of the right to the benefit of the Eligible Options will be deemed to be properly made until all defects and irregularities have been resolved by you or have been waived by the Company. Unless waived, you must resolve any defects or irregularities within the time as the Company shall determine or the renunciation will not be effective. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in renunciations, and no person will incur any liability for failure to give notice.

     9. Important tax information

     You should refer to the section entitled "Taxation" of the Offer to Grant, which contains important U.S. federal and non-U.S. income tax information.


IMPORTANT: THIS ELECTION FORM (OR A FACSIMILE COPY OF IF) TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY ON OR BEFORE THE EXPIRATION DATE.

                                 EXHIBIT (A)(4)

                                 INFOVISTA S.A.

                      OFFER TO GRANT TO ELIGIBLE EMPLOYEES
                              NOTICE OF WITHDRAWAL

To:

----------------------------------------------------------------------------------------------
   US employees                       Singapore employees       All other employees
----------------------------------------------------------------------------------------------
   InfoVista                          InfoVista                 InfoVista
   10440 Little Paxtuent Parkway      Block 750C                6, rue de la Terre de Feu
   4th floor                          #03-16/17                 91952 Courtaboeuf Cedex
   Columbia MD21044                   Chai Chee Technopark      France
   USA                                Chai Chee Road
                                      Singapore 469003
                                      Singapore

   Facsimile: +1 410 997 9607         Facsimile: +65 949 7641   Facsimile: +33 1 64 86 79 83
   Attn. Linda Muck                   Attn. Lucy Khoo           Attn. Philomene Sammarcelli
----------------------------------------------------------------------------------------------


I previously received a copy of the Offer to Grant dated August 30, 2001 (the "Offer to Grant"), the form of election to renounce the right to the benefit of all outstanding options (the "Election Form") and related documents. I signed and returned my Election Form, in which I elected to accept InfoVista S.A.'s (the "Company") offer to grant me (the "Offer") the opportunity to renounce my right to the benefit of the outstanding options granted under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan on or after September 1, 2000 listed on page 2 of the Election Form (the "Eligible Options"). I now wish to withdraw that election and reject the Offer. I understand that by signing this Notice of Withdrawal and delivering it at the address or fax number listed above I will withdraw my previous election to renounce the right to the benefit of my Eligible Options and reject the Offer. I have read and understand all the terms and conditions of the Offer to Grant. I have read and understand the instructions attached to this Notice of Withdrawal.

I understand that in order to withdraw my previous election to renounce the right to the benefit of my Eligible Options and reject the Offer, I must sign, date and deliver this Notice of Withdrawal (or a facsimile copy of it) to the address or facsimile number listed above by 12:00 midnight, New York City time, on September 27, 2001 (6:00 am Central European Time, on September 28, 2001), or if the Company extends the deadline for the renunciation of the Eligible Options, before the extended expiration of the Offer. Delivery will be deemed made only when actually received by the Company.

I understand that by withdrawing my previous election to renounce the right to the benefit of my Eligible Options and rejecting the Offer, I will not receive any new options pursuant to the Offer and I will keep my Eligible Options. These options will therefore continue to be governed by the InvoVista S.A. 2000 Stock Option Plan or the InfoVista S.A. 2001 Employee Stock Option Plan, whichever is applicable, and by the existing applicable option agreements between the Company and me.

I understand that by submitting this Notice of Withdrawal, I may only accept the Offer and renounce my right to the benefit of my Eligible Options, by submitting a new Election Form (or a facsimile copy of it) to the address listed above by 12:00 midnight, New York City time, on September 27, 2001 (6:00 am Central European Time, on September 28, 2001), or if the Company extends the deadline for the renunciation of the options, before the extended expiration of the Offer.

I have signed this Notice of Withdrawal and printed my name exactly as it appears on the Election Form.

I hereby withdraw my previous election to renounce the right to the benefit of my Eligible Options.


EMPLOYEE SIGNATURE                              TAX ID/SOCIAL SECURITY #



EMPLOYEE NAME (PLEASE PRINT)                    DATE

INSTRUCTIONS

Forming part of the terms and conditions of the offer
-----------------------------------------------------

     1. Delivery of notice of withdrawal

A properly completed and executed original of this Notice of Withdrawal (or a facsimile copy of it) must be received by the Company or at its address (or facsimile numbers) listed on the first page of this Notice of Withdrawal 12:00 midnight, New York City time, on September 27, 2001 (6:00 am Central European Time, on September 28, 2001), or if the Company extends the deadline for the renunciation of the options, before the extended expiration of the Offer.

The method by which you deliver any required documents is at your option and risk, and the delivery will be deemed made only when actually received by the company. If you elect to deliver your documents by mail, the Company recommends that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

Although by submitting a Notice of Withdrawal you have withdrawn your previous election to renounce your right to the benefit of your Eligible Options, you may change your mind and re-accept the Offer and once again renounce your right to the benefit of your Eligible Options until the Expiration Date. If the Offer is extended by the Company beyond that time, you may renounce the right to the benefit of your Eligible Options at any time until the extended expiration of the Offer. To change your mind and elect to participate in the Offer, you must deliver a new signed and dated Election Form (or a facsimile copy of it), with the required information, to the Company while you still have the right to participate in the Offer. You will not have properly renounced your right to the benefit of your Eligible Options unless you properly again renounce your right to the benefit of such options before the Expiration Date by following the procedures described in the Instructions to the Election Form.

If you do not wish to withdraw the renunciation of the benefit to all your options listed in the Election Form, you should not fill out this Notice of Withdrawal. If you wish to change your election with respect only to particular options, you should submit a new Election Form instead. To change your election regarding particular options while continuing to elect to participate in the Offer, you must deliver a signed and dated new Election Form, with the required information, following the procedures described in the Instructions to the Election Form before the Expiration Date or, if the Offer is extended, before the extended expiration of the Offer. Upon the receipt of such a new, properly signed and dated Election Form, any previously submitted Election Form or Notice of Withdrawal will be disregarded and will be considered replaced in full by the new Election Form.

By signing this Notice of Withdrawal (or a facsimile of it), you waive any right to receive any notice of the withdrawal of the renunciation of your right to the benefit of your options, except as provided for in the Offer to Grant.


     2. Signatures on this Notice of Withdrawal

If this Notice of Withdrawal is signed by the holder of the Eligible Options, the signature must correspond exactly with the name as written on the face of the option agreement(s) to which the Eligible Options are subject without any change whatsoever.

If this Notice of Withdrawal is signed by an attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of that person to act must be submitted with this Notice of Withdrawal.

     3. Requests for assistance or additional copies

You may direct any questions or requests for assistance, as well as requests for additional copies of the Offer to Grant or this Notice of Withdrawal at the applicable address and telephone number given on the first page of this Notice of Withdrawal. The Company will furnish copies promptly at its expense.


     4. Irregularities

The Company, in its sole discretion, will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of this withdrawal from the Offer. The Company's determinations shall be final and binding on all parties. The Company reserves the right to reject any or all Notices of Withdrawal that the Company determines not to be in proper form or the acceptance of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the Notice of Withdrawal, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No Notice of Withdrawal will be deemed to be properly submitted until all defects and irregularities have been cured or waived. Unless waived, you must resolve any defects or irregularities within the time as the Company shall determine or the withdrawal will not be effective. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in renunciations, and no person will incur any liability for failure to give notice.


     5. Important tax information

You should refer to the section  entitled "The Offer - Taxation" of the Offer to
Grant,   which  contains   important  U.S.  federal  and  non-U.S.   income  tax
information.

IMPORTANT: THIS NOTICE OF WITHDRAWAL (OR A FACSIMILE COPY OF IT) TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY ON OR BEFORE THE EXPIRATION DATE.

                                 EXHIBIT (A)(5)


                            NATIONAL INSURANCE LETTER
                            -------------------------
                                  UK EMPLOYEES
                                  ------------


To:  InfoVista UK Limited
     81 Aldwych
     London WC2B 4HN



From:  ____________________________ (1)(insert full name)





2001 Employee Stock Option Plan - Grant of options to be made after 4 April 2002
--------------------------------------------------------------------------------

I refer to the  proposed  grant of options to me in respect of  ________________
(2)shares to be made on or after 4 April 2002.

I hereby agree that I will enter into an election for the transfer to me of the employer's secondary national insurance contributions otherwise payable on the exercise of such options by my employer pursuant to Paragraph 3B Schedule 1 Social Security Contributions and Benefits Act 1992.




Executed as a deed by               )
(3)_______________________          )      .................................(4)
the presence of:                    )


(5)Witness sign:,
                 ----------------------------------

Witness name:
                 ----------------------------------

Witness address & occupation:
                             -------------------------
(1)   Write in your full name
(2)   Write in the number of options that you are cancelling.
(3)   Write in your full name
(4)   Sign here - your usual siganture
(5) You must sign this letter IN THE PRESENCE OF a witness, who must then also sign and write in their name, address & occupation.

                                                                       Core Plan


                                 EXHIBIT (D)(1)



                                 INFOVISTA S.A.
                         2001 EMPLOYEE STOCK OPTION PLAN
          UNOFFICIAL TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES

--------------------------------------------------------------------------------


On the basis of the authorisation given by the extraordinary shareholders' meeting of December 18, 2000 to grant, on one or several occasions, options to subscribe to shares in InfoVista SA (hereinafter the "Company") to employees or directors of the Company and its subsidiaries, (so long as such employees or directors hold less than 10% of the capital), in a maximum amount of 2,000,000 new shares, the nominal value of which is 0,54 Euro each, the board of directors of the Company decided on January 24, 2001, under the provisions of Article L.225-177 et seq. of the French Commercial Code, to adopt this set of rules (the "Plan") for the purpose of implementing the stock option plan bearing on shares of stock of the Company with a view to granting to "Eligible Person" (as such term is defined below) options to subscribe to shares of the Company.

1. PURPOSE OF THE PLAN
   -------------------

     The purpose of this Stock Option Plan is:

     - to attract and retain the best available personnel for positions of substantial responsibility;
     -    to provide additional incentive to Eligible Persons; and
     -    to promote the success of the Company's business.


2. TERRITORIAL APPLICATION OF THE PLAN
   -----------------------------------

     It is intended that the Plan shall apply to all employees and directors both of the Company and of its Affiliated Companies. To this effect the Company has prepared local plans which are annexed as schedules hereto, as follows:

     -    Schedule 1: France
     -    Schedule 2: USA
     -    Schedule 3: UK (scheme to be approved by the Inland Revenue)
     -    Schedule 4: Germany
     -    Schedule 5: International  Plan  applicable  to other  countries  or countries covered in Schedules 2 to 4 above, as and when specifically required.


     All the provisions of the Core Plan shall apply to each of the Local Plans, save where varied by a Local Plan.


3. DEFINITIONS.
   ------------

(i) Where there is an inconsistency between a definition in the Core Plan and that in a Local Plan, the definition given in the Local Plan shall prevail.


(a) "Share" means a new share issued by the Company the nominal value of which is 0,54 Euro.

                                                                       Core Plan


(b)  "Director" means a member of the Board.

(c) "Shareholder Authorisation" means the authorisation to grant stock options given to the Board by the shareholders of the Company in the general meeting held on 18th December 2000.

(d) "Participant" means an Eligible Person who holds at least one outstanding Option.

(e)  "Capital" means the share capital of the Company.

(f) "Board" and "Board of Directors" mean the board of directors of the Company.

(g) "Option Agreement" means the written agreement between the Company and a Participant stating the terms and conditions of the individual Option granted to the Participant. The Option Agreement is subject to the terms and conditions of the Plan. Option Agreement shall mean, in the absence of other documentation, the Notice of Grant which shall be deemed to be accepted when the Participant exercises the Option granted by the Notice of Grant.

(h) "Grant Date" means in relation to an Option the date on which the Board decided to grant such Option.

(i) "Notice of Grant" means a written notice of the Company stating the main terms and conditions of an individual grant of one or several Options. The Notice of Grant is part of the Option Agreement.

(j)  "Eligible Person" shall be defined in each Local Plan.

(k)  "Disability"   means  disability  as  recognised   pursuant  to  a  medical
     examination   under  the  law  applicable  in  the  country  in  which  the
     Participant is employed.

(l)  "Option" means a stock option granted pursuant to the Plan.

(m)  "Plan" means the Core Plan and the Local Plan taken together.

(n)  "Core Plan" means the present stock option plan.

(o) "Local Plan" means the stock option plans specific to each jurisdiction as annexed in Schedules 1 to 5.

(p) "Option Exchange Programme" means a programme whereby outstanding Options are surrendered in exchange for options with lower share subscription price.

(q) "Continuing Status as an Eligible Person" means as regards an Eligible Person that their appointment or their employment agreement with the Company or any Affiliated Company is neither interrupted nor terminated. Continuous Status as an Eligible Person shall not be considered interrupted in the case of any leave of absence authorised by the Company or any transfers between locations of the Company or between the Company and any Affiliated Company, or vice versa. Leaves of absence authorised by the Company shall include sick leave, military leave, or any other personal leave.

(r) "Company" means INFOVISTA S.A, a corporation organised under the laws of the Republic of France whose registered office is situated at 6, rue de la Terre de Feu - 91952 Courtaboeuf (Registration number 334 088 275 at the Commercial and Company Register of Evry, France).

                                                                       Core Plan

(s) "Affiliated Company" means a company which conforms with the following criteria set forth in Article 225-180 of the French Commercial Code:

     - companies of which at least one tenth (1/10) of the share capital or voting rights are held directly or indirectly by the Company;
     - companies which hold directly or indirectly at least one tenth (1/10) of the share capital or voting rights of the Company; or
     - companies of which at least fifty percent (50%) of the share capital or voting rights is held directly or indirectly by a company which itself holds directly or indirectly at least fifty percent (50%) of the share capital or voting rights of the Company.

(t) "Fair Market Value" means the value for one Share as determined in good faith by the Board in accordance with the terms of the Shareholder
     Authorisation relating to the Share subscription price and in compliance with the legislation applicable, in particular tax legislation.

(u) "Acquiring Company" means any company which obtains the Control of the Company.

(v) "Cash Compensation" means cash offered to the Participant in exchange for cancelling any Options which have been granted to him under the Plan and which have not lapsed at the date of the Change of Control.

(w) "Control" means obtaining the majority of the share capital, and/or the voting rights attached to the share capital of the Company.

(x) a "Change of Control" means an Acquiring Company obtaining Control of the Company as a result of making a general offer to acquire part or whole of the share capital of the Company.

(y) "New Options" means options granted to the Participants to acquire shares in the Acquiring Company which replace the Options that have not lapsed at the date of the Change of Control.

4. STOCK SUBJECT TO THE PLAN
   -------------------------

     Subject to the provisions of Section 12 of the Core Plan, the maximum aggregate number of Shares over which Options may be granted and issued under the Core Plan is 2,000,000 Shares.

     If an Option expires or becomes unexercisable for any reason without having been exercised, the unsubscribed Shares which were subject thereto shall, unless the Core Plan shall have been terminated, become available again for grant as part of one or more new Options under the Core Plan.

5. ADMINISTRATION OF THE CORE PLAN
   -------------------------------

5.1 Procedure

     The Plan shall be administered by the Board of Directors.

                                                                       Core Plan

5.2 Powers of the Board of Directors


     Subject to the provisions of the French Commercial Code, the Shareholder Authorisation, and the Plan, the Board shall have the full delegated authority, in its discretion:

     (i)  to  determine  the Fair  Market  Value of the  Shares,  as  defined in
          Section  3 of the  Core  Plan in  accordance  with the  provisions  of
          Section 9 of the Core Plan;

     (ii) to determine the Eligible Persons to whom Options may be granted hereunder;

     (iii)to select the Eligible Persons to whom Options are granted hereunder and the terms of such Options;

     (iv) to decide the number of Shares which may be subscribed under each Option granted hereunder;

     (v) to approve or amend the forms of Option Agreements for use under the Local Plans;

     (vi) to determine the terms and conditions of any Options granted hereunder. Such terms and conditions shall include, but shall not be limited to, the exercise price (set in compliance with the legislation applicable, and the provisions related to the discount that may be granted to the Participants compared to the stock exchange price of the Shares), the date or dates when the Options may be exercised (which may be based, inter alia, on seniority and performance criteria). In each case, these terms and conditions, other than the exercise price, shall be fixed at the Board' s sole discretion;

     (vii)to construe and interpret the terms of the Plan and of the Options granted pursuant to the Plan;

     (viii) to prescribe, amend and rescind all provisions of the Plan, including all provisions relating to different categories of Options created for the purpose of qualifying for preferred tax treatment under foreign tax laws;

     (ix) to modify the terms of each Option (subject to the provisions of Section 14 of the Core Plan);

     (x) to authorise any person to execute on behalf of the Company any instrument required to effect the grant of an Option previously granted by the Board;

     (xi) to decide and put into effect an Option Exchange Program;

     (xii) to determine the rights and obligations applicable to Options; and

     (xiii) to make all necessary or appropriate decisions for administering the Plan.


5.3 Effect of the Board's Decision


     The decisions and interpretations of the Board shall be final and binding on all Participants.

6. LIMITATIONS
   -----------

6.1 Neither the Plan nor any Option shall confer upon a Participant any right to continuing employment or maintenance in office with the Company or any Affiliated Company, nor shall they limit in any way the rights of the Participants, the Company or of any Affiliated Company, to terminate such employment or such term of office at any time, with or without cause.

                                                                       Core Plan


6.2 No member of the Board of Directors shall be eligible, merely by reason of his office, to receive any Option under the Plan.

7. DURATION OF THE PLAN
   --------------------

     Subject to the approval of the shareholders of the Company in accordance with Section 16 of the Core Plan, the Plan entered into effect on January 24th, 2001, the date of its adoption by the Board and Options may have been granted since such date.

     The Plan shall continue in effect for a term of five (5) years, as from the date of the extraordinary general meeting of December 18, 2000, unless terminated earlier under Section 14 of the Core Plan, so that Options may be granted hereunder until December 18, 2005.

8. DURATION OF OPTIONS
   -------------------

     The duration of each Option which is (10) years from the Grant Date, in accordance with the Shareholder Authorisation, shall be stated in the Notice of Grant.

     However, in the Board's sole discretion, the Notice of Grant may provide for a shorter option period for certain Participants, in so far as such a shorter duration may be required by laws, in particular tax laws, applicable to such Participants.

9. PRICE OF EXERCISE OF OPTIONS
   ----------------------------

9.1 Share subscription price

     The subscription price of each Share to be issued pursuant to exercise of an Option shall be determined by the Board within the limits set in the Shareholders Authorisation and the provisions of the laws and regulations applicable.

     The Options granted will be subject to the following rules:

     o The subscription price for each new Share shall be not less than 85% of the average closing price for the InfoVista shares on the French Nouveau Marche over the 20 trading days of the said stock market immediately prior to the Grant Date of the Options.

     o If the shares should cease to be listed on a regulated stock market and the "ADS" should cease to be listed on the NASDAQ, the subscription price of each Share shall be determined by the Board within the limitations of the laws and regulations in force at the Grant Date, with reference to the Board's estimation of the company's economic value based on the trading profits of the last tax year and the projections for the next tax year. It will be not less than the issue price for a Share utilised at the date of the last increase in share capital prior to the Grant Date.

     o In the event that the subscription price set applying the terms mentioned above were fixed by the Board in US Dollars, the issue price for a Share will be converted into euros, by taking the Noon Buying Rate for euros of the Federal Reserve Bank of New York the day before the Grant Date of the Options by the Board.

     The subscription price, determined as above, may only be modified if, during the period during which the Options can be exercised, the Company completes one of the financial or other share operations envisaged by article 225-181 of the French Commercial Code, and in articles 174-8 et seq. of the Decree of March 23, 1967. In such an event, the Board will, in accordance with the legal conditions and regulations applicable, adjust the price and the number of Shares which may be subscribed on the exercise of Options, to take into account of the impact of the operation in question.

                                                                       Core Plan


9.2 Payment for the Shares

     The terms of payment for the Shares to be issued upon exercise of each Option shall be determined by the Board at each Grant Date.

     Unless provided otherwise in the Option Agreement, the Shares shall be entirely paid for when subscribed to by each Participant, such payment to take place by cheque, bank wire transfer or set off with liquidated, certain and due debts of the Company to the Participant.

     In all cases, Shares shall be paid for in French francs or Euros.

9.3 Exercise of the Options and Tax & other liabilities

     Within thirty (30) days after an Option has been exercised by any Participant, the Board, on behalf of the Company shall allot to him (or a nominee chosen by that Participant) or, as appropriate, procure the transfer to him (or a nominee chosen by that Participant) of the number of Shares in respect of which the Option has been exercised, provided that:

     (i) the Board considers that the issue or the transfer thereof would be lawful in the jurisdiction in question; and

     (ii) in the event that the Company or any Affiliated Company or any other company ("the Taxed Company") is obliged to (or may suffer a disadvantage if it were not to) account for any tax or other charge (in any jurisdiction) for which the Participant in question is liable by virtue of the exercise of the Option and/or for any social security contributions recoverable from the Participant (together, "the Liability" ), provided that Participant has either:

          o made a payment to the Taxed Company to an amount equal to the Liability ; or

          o entered into an arrangement acceptable to the Taxed Company to secure that the payment of the liability is made (whether by authorising the sale of some or all of the Shares on its behalf and the payment to the Taxed Company of the Liability out of the proceeds of sale or otherwise).

9.4 Indemnity

     If, as a result of the grant of Options, exercise of Options or resultant sale of the Shares, the Company or any Affiliated Company is liable for taxes, employee related social charges or other financial charge, the Participant shall fully indemnify the Company or any Affiliated Company in respect of all such amounts payable by the Company or any Affiliated Company to the fullest extent permissible by the legislation applicable to the Participant, for example where such applicable legislation limits the imposition of such charges upon the Participant.

10 EXERCISE OF OPTIONS
   -------------------

10.1 Exercise procedure; Rights of Participants who become Shareholders

     Any Option granted hereunder shall be exercised in accordance with the terms of the Plan and at such times and under such conditions as determined by the Board and set forth in the Option Agreement or, in default thereof, in the Local Plan.

     No Option may be exercised for a fraction of a Share.

                                                                       Core Plan


     An Option shall be deemed exercised when the Company (or a company officer) receives:

     (i) written notice of exercise (in accordance with the provisions of the Option Agreement) together with a share subscription form duly executed by the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the latter, in the name of the Participant and his or her spouse, provided such spouse first executes all undertakings and agreements the execution of which constitute conditions precedent to the exercise of the Option or issuance of the relevant Shares.

     Upon exercise of an Option, the Shares issued to the Participant shall be assimilated with all other Shares of the Company which fall within the same class and shall qualify for dividends for the fiscal year during the course of which the Option was exercised.

     All Options granted shall decrease the number of Shares which are thereafter available for the purposes of the Plan, by the number of Shares to which the Option entitles the Participant to subscribe.

10.2 Exercise dates

     At the date on which an Option is granted, the Board shall set the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised. For instance, the Board may provide that an Option may not be exercised until the completion of a minimum period of employment.

     Unless provided otherwise in the Option Agreement, no Participant may exercise his Options prior to the first anniversary of the Grant Date. As from such first anniversary and until the second anniversary of the Grant Date, the Participant shall be entitled to exercise up to 25 % of his Options (granted at the Grant Date), in order to subscribe at most to 25 % of the Shares to which his Options entitle him, provided that he maintains his Continuous Status as an Eligible Person during the entire period.

     From the second anniversary of the Grant Date of his Options and until the 183rd day following such anniversary, the Participant may exercise up to 50 % of his Options (granted at the relevant Grant Date) so as to subscribe to at most 50% of the Shares to which his Options entitle him, provided that he maintains his Continuous Status as an Eligible Person for the entire period. Any Shares subscribed prior to the second anniversary of the Grant Date shall be taken into account for the computation of the 50% limit provided for above.

     During the 182 days preceding the third anniversary of the Grant Date of his Options, the Participant may exercise up to 75 % of his Options (granted at the relevant Grant Date) so as to subscribe at most 75 % of the Shares to which his Options entitle him, provided that he maintains his Continuous Status as an Eligible Person for the entire period. Any Shares previously subscribed shall be taken into account for the computation of the 75% limit provided for above.

     As of the third anniversary of the Grant Date of his Options, the Participant may exercise all his Options granted at such Grant Date, provided that he maintains his Continuous Status as an Eligible Person for the entire period.

     Should a Participant be granted Options at different Grant Dates, the above progressive vesting rule will apply respectively to each group of Options granted to the Participant, taking each such Grant Date individually.

                                                                       Core Plan


10.3 Loss of the continuing Status as an Eligible Person. Termination of an Eligible Person's employment contract or office.

     Upon loss by a Participant of his Continuous Status as an Eligible Person, other than upon the Participant's Disability or death, the Participant may exercise his or her Option, but only within such period of time as is specified in the Option Agreement and for such number of Shares as he was entitled to subscribe to (pursuant, in particular, to section 10.2 above) as of the date of such loss.

     Unless provided otherwise in the Option Agreement in question, the Option may be exercised during a period of one (1) calendar month following the loss by the Participant of his Continuous Status as an Eligible Person. For the purpose of computing such calendar month and the number of Shares to which the Participant may subscribe, this loss shall be deemed to have taken place at the date of termination of office or employment or at the date of the Participant's resignation, without taking into account any advance notice period nor the effective dates of such termination or resignation.

     The date of termination of office shall be the date of the shareholders' meeting or Board meeting at which such termination of office shall be decided upon. The date of termination of employment shall be either the date of dispatch by the Company (or any Affiliated Company thereof) to the relevant Participant of his notice of termination or the date upon which such notice shall be hand delivered to such Participant. The date of resignation from employment shall be either the date of dispatch by the relevant Participant to the Company (or any Affiliated Company thereof) of his notice of resignation or the date upon which such notice shall be hand delivered by such Participant to the person he reports to within the Company (or any Affiliated Company thereof). ln the absence of such a written resignation, the resignation date shall be the date at which the Participant shall be deemed to have resigned under applicable labour laws.

     The date of resignation from office shall be, as the case may be, the date of dispatch or hand delivery of his resignation notice by the relevant Participant to the Company (or any Affiliated Company thereof) or the date of the shareholders' meeting or Board meeting in the course of which the relevant Participant shall have resigned.

     Should the relevant Participant fail to subscribe to all the Shares he was entitled to pursuant to the above within the time period determined as provided for above, the relevant Shares not subscribed to will become available again to be subject to new Options to be granted to other Eligible Persons under the Plan.

10.4 Disability of a Participant

     Should a Participant lose his Continuous Status as an Eligible Person as a result of Disability, he may exercise his Option at any time within three
     (3) calendar months from the date of such loss, but only for such number of Shares as such Participant was entitled to subscribe to as of the date of such loss.

     Should the relevant Participant fail to subscribe to all the Shares he was entitled to pursuant to the above within the time period determined as provided for above, the relevant Shares not subscribed to will become available again to be subject to new Options to be granted to other Eligible Persons under the Plan.

10.5 Death of a Participant

     In the event of the death of a Participant during the duration of his Option, the Option may be exercised at any time within six (6) calendar months following the date of death, by the Participant's heirs but only for such number of Shares as such Participant was entitled to subscribe to as of the date of his death.

                                                                       Core Plan


     Should the relevant Option not be exercised for the entire number of Shares computed pursuant to the above within the time period determined as provided for above, the relevant Shares not subscribed to will become available again to be subject to new Options to be granted to other Eligible Persons under the Plan.

10.6 Suspension of the right to exercise options

     Where the Company is in negotiations which may result in a Change of Control or is carrying out any financial operation, the Board may impose a suspension period not exceeding 6 months from the date that the public is informed of such negotiations or operation in accordance with the relevant COB rules, during which Options may not be exercised even if they are exercisable pursuant to Section 10.2,.


11.  NON-TRANSFERABILITY OF OPTIONS
     ------------------------------

     An Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or in accordance with the laws governing inheritance and may be exercised, during the lifetime of the Eligible Person, only by the latter.

12.  ADJUSTMENTS UPON CHANGES IN CAPITAL, DISSOLUTION, MERGER OR SALE OF ASSETS
     --------------------------------------------------------------------------

12.1 Modifications to the capital of the Company

     Should the Company carry out any of the financial  operations  mentioned in
     Article 225-181 of the French Commercial Code, the Board shall adjust the number and price of the Shares subject to the Options granted in the manner provided by Articles 174-8 et seq. of the French Decree No. 67-236 of March 23,1967.

12.2 Merger, Dissolution or Liquidation of the Company

     In the event of the dissolution or liquidation of the Company, any Option not fully exercised shall be terminated immediately prior to the effective date of such proposed operation, unless decided otherwise by the Board.

12.3 Change of Control of the Company

     In the event of a Change of Control the following shall apply to all Options which have been granted under the Plan and have not lapsed at the date of the Change of Control:

     (i) Where the Board approves the proposed Change of Control and recommends acceptance of it to the shareholders of the Company:

          (a) unless otherwise decided by the Board, all such Options shall be terminated at the date of the Change of Control ;

          (b) the Board shall consult with the Acquiring Company, with a view to proposing to the Participants alternatives to termination of such Options, including, but not limited to Cash Compensation or New Options;

          (c) in any event, any Options which are not terminated under 12.3(i)(a) or cancelled in exchange for alternatives under 12.3(i)(b) shall be terminated within three (3) months of the date of the Change of Control, unless decided otherwise by the board of the Acquiring Company;

                                                                       Core Plan


          (d) if the Acquiring Company should decide to offer to the Participants alternative solutions to termination, it shall not be obliged to offer the same solution to all Participants nor shall it be obliged to treat Options which are exercisable pursuant to Section 10.2 in the same manner as Options which are not so exercisable at the date of the Change of Control. In particular, the Acquiring Company may choose to offer Cash Compensation immediately for Options which have vested and offer Cash Compensation (at the same rates or at different rates) as and when the Options vest under the Plan.

     (ii) Where the Board does not approve the proposed Change of Control and recommends rejection of the Change of Control to the shareholders of the Company, unless decided otherwise by the Board, all such Options shall become exercisable immediately upon conclusion of the Board meeting which makes such recommendation to the shareholders of the Company.

13.  GRANT DATE
     ----------

     Notice of Grant shall be provided to each Participant within a reasonable time after the Grant Date.

     However, Options may not be granted during the twenty trading days on the Stock Exchange following the issuance of dividend rights or rights to participate in an increase in capital.

14.  AMENDMENT AND TERMINATION OF THE PLAN
     -------------------------------------

     The Board may at any time amend, suspend or terminate the Plan.

     The Company shall obtain shareholder approval of any amendment to the Plan to the extent necessary and desirable to comply with any legislative requirements applicable. Such shareholder approval, if required, shall be obtained in such a manner and in the conditions required by any legislation applicable.

     No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless agreed to in a written agreement signed by the Participant and the Company.

15.  CONDITIONS APPLICABLE UPON ISSUANCE OF SHARES
     ---------------------------------------------

15.1 Legal Compliance

     Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law and regulations applicable, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted.

15.2 Investment Representations

     The Board may require the person exercising such Option to represent and warrant at the time of any such exercise, as a condition of the exercise of an Option that the Shares are being subscribed only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

                                                                       Core Plan


16.  SHAREHOLDER APPROVAL
     --------------------

     The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months of the date upon which the Plan was adopted by the Board. Such shareholder approval shall be obtained in the manner and to the degree required under the provisions of the French Commercial Code.

17.  LAW AND JURISDICTION AND LANGUAGE
     ---------------------------------

     This Core Plan shall be governed by and construed in accordance with the laws of France. The Tribunal de Commerce of Evry, France, or should this court not be competent, the Tribunal de Grande Instance of Evry, France, shall have sole jurisdiction to determine any claim or dispute arising in connection herewith.

     The Company, the Board and the Participants recognise that the Core Plan has been prepared in the French language. As a result, any English version hereof is for information purposes only and will bind neither the Company, nor the Board nor the Participants.

                                                                     French Plan

                               INFOVISTA S.A. 2001
                               -------------------
                            FRENCH STOCK OPTION PLAN
                            ------------------------

                                [Not reproduced]
                                ----------------

                                                                         US Plan




                               INFOVISTA S.A. 2001
                               -------------------
                             U.S. STOCK OPTION PLAN
                             ----------------------

        Schedule 2 to the InfoVista S.A. 2001 Employee Stock Option Plan
        ----------------------------------------------------------------






1.   Definitions

1.1  "Code" means the United States Internal Revenue Code of 1986, as amended.

1.2 "Common Stock" means an O-share (share of common stock) issued by the Company the nominal value of which is 0,54 Euro.

1.3 "Eligible Person" means any person who is (a) an Employee or (b) hired to be an Employee.

1.4 "Employee" means any person determined by the Board to be an employee of the Company or an Affiliated Company.

1.5 "Exercise Price" means the price per Share at which an Option may be exercised.

1.6 "Fair Market Value" means, unless otherwise determined by the Board, if the Shares are traded on a national securities exchange or automated dealer quotation system in the United States, the last sale price for a Share, as of the relevant date, on such securities exchange or automated dealer quotation system as reported by such source as the Board may select, or, if such price quotations for Shares are not then reported, then the fair market value of a Share, as determined by the Board pursuant to a reasonable method adopted in good faith for such purpose.

1.7 "Incentive Stock Option" means an Option granted under this Plan that the Board designates as an incentive stock option under Section 422 of the Code.

1.8 "Non-Employee Director" means any member of the Company's or an Affiliate Company' s Board of Directors who is not an Employee.

1.9 "Non statutory Stock Option" means an Option granted under this U.S. Plan that is not an Incentive Stock Option.

1.10 "Option" means an option to purchase Shares granted under this U.S. Plan.

1.11 "Section 422 Employee" means an Employee who is employed by the Company or a "parent corporation" or "subsidiary corporation" (both as defined in Section 424(e) and (f) of the Code) with respect to the Company.

1.12 "Share" means (a) an American Depository Share covering one share of Common Stock or (b) a share of Common Stock.

1.13 "Ten-Percent Stockholder" means a Participant who (applying the rules of Section 424(d) of the Code) owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a "parent corporation" or "subsidiary corporation" (both as defined in Section 424(e) and (f) of the Code) with respect to the Company.

1.14 Capitalised terms not otherwise defined herein shall have the meaning specified in the Core Plan.

                                                                         US Plan

2.   Applicability of the Core Plan


     Save as in this U.S. Plan specified otherwise, all the terms and provisions of the Core Plan shall apply mutatis mutandis to the granting of stock options under the U.S. Plan.


3.   Eligibility


     Options may be granted under this U.S. Plan only to Eligible Persons; provided, however, that Incentive Stock Options may be granted only to Eligible Persons who are Section 422 Employees on the Grant Date.



4.   Options

4.1 Options granted under this U.S. Plan to Eligible Persons shall be either Incentive Stock Options or Non statutory Stock Options, as designated by the Board; provided, however, that Incentive Stock Options may only be granted to Eligible Persons who are Section 422 Employees on the Grant Date. Each Option granted under this U.S. Plan shall be clearly identified either as a Non statutory Stock Option or an Incentive Stock Option.

4.2 The Exercise Price of an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that in the case of an Incentive Stock Option granted to an Employee who, on the Grant Date, is a Ten Percent Stockholder, the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

4.3 The duration under Section 7 of the Core Plan of an Incentive Stock Option granted to a Ten-Percent Stockholder shall not exceed five (5) years from the Grant Date.

4.4 To the extent that, during any calendar year, an Incentive Stock Option becomes exercisable for the first time with respect to Shares having an aggregate fair market value in excess of the limit imposed by Section 422(d) of the Code or if all or any portion of the Option otherwise does not qualify as an incentive stock option under Section 422 of the Code, (a) the Option shall, to such extent, be treated as a non statutory stock option and not as an incentive stock option, and (b) upon any exercise of the Option, the Participant shall be required to designate the extent to which the exercise of the Option is with respect to that portion, if any, of the Option that is a non statutory stock option and that portion, if any, of the Option that is an incentive stock option. If, as of the same date, a Participant exercises an Option with respect to a portion of the Option that is an incentive stock option and with respect to a portion of the Option that is a non statutory stock option, the Company shall cause separate receipts or certificates to be issued to the Participant representing (a) those Shares that were acquired pursuant to the exercise of an incentive stock option, and (b) those Shares that were acquired pursuant to the exercise of a non statutory stock option.


5.   Capital Adjustments


     In the event of any change in the outstanding American Depository Shares covering Common Stock or in the event of any change in the outstanding Common Stock by reason of any stock dividend, split-up, recapitalisation, reclassification, combination or exchange of shares, merger, consolidation, liquidation or the like, the Board may, in its discretion, provide for a substitution for or adjustment in (a) the number and class of Shares subject to outstanding Options, and (b) the Exercise Price of Options.

                                                                         US Plan

6.   Withholding


     The Company's obligation to deliver Shares or pay any amount pursuant to the terms of any Option hereunder shall be subject to satisfaction of applicable federal, state and local tax withholding requirements. Unless otherwise provided by the Board, and subject to any rules prescribed by the Board, a Participant may satisfy any such withholding tax obligation by either of the following means or by a combination of such means: (a) check or wire transfer, or (b) authorising the Company to withhold Shares otherwise issuable to the Participant.




7.   Non transferability


     Options granted under this U.S. Plan shall not be transferable except by will, the laws of descent and distribution, or to the extent required by applicable law.




8.   Amendment and Termination of the U.S. Plan

8.1  Section 14 of the Core Plan shall apply mutatis mutandis to the U.S. Plan.

8.2 After making any amendment to the U.S. Plan under rule 8.1 above, the Board shall notify any Participant affected thereby in writing as soon as reasonably practicable.

8.3 In accordance with the Board's powers under section 5 of the Core Plan, the Board shall if it deems necessary delegate authority to any one or more of the officers of the Company to be responsible for the administration of the U.S. Plan.

                                                                UK Approved Plan

                               INFOVISTA S.A. 2001
                               -------------------
                                UK Approved Plan
                                ----------------
                           (Inland Revenue Ref No:[ ])
                           ---------------------------

        Schedule 3 to the InfoVista S.A. 2001 Employee Stock Option Plan
        ----------------------------------------------------------------



1 Definitions and Interpretation

1.1 Unless the context otherwise requires, all expressions defined in the Core Plan shall have the same meaning in the UK Approved Plan, save that the word "Option" shall include a UK Approved Stock Option as defined in rule 1.2;

1.2 In addition, the following expressions shall have the following meanings in the UK Approved Plan unless the context otherwise requires:


     "the Core Plan" means the InfoVista S.A. 2001 Employee Stock Option Plan;


     "Eligible Person" means a person who satisfies the criteria in rules 3.1 and 3.2;


     "the Inland Revenue" means the United Kingdom's Commissioners of Inland Revenue;


     "Participating Company" means the Company or a Subsidiary of the Company;


     "the UK Approved Plan" means the InfoVista S.A. 2001 UK Approved Employee Stock Option Plan as herein set out but subject to any alterations or additions made under rule 7 below;


     "Schedule 9" means Schedule 9 to the Taxes Act;


     "Subsidiary" shall mean a body corporate, whether now or hereafter existing, which is:

          (i) a subsidiary of the Company within the meaning of Section 736 of the United Kingdom Companies Act 1985; and is

          (ii) under the control of the Company within the meaning of Section 840 of the Taxes Act.


     "the Taxes Act" means the United Kingdom's Income and Corporation Taxes Act 1988.


     "UK Approved Stock Option" means an option granted in accordance with the UK Approved Plan.

1.3 Expressions not otherwise defined herein have the same meanings as they have in Schedule 9.

1.4 Any reference herein to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.


2. APPLICABILITY OF THE CORE PLAN

2.1 Save as hereinafter specified, all the terms and provisions of the Core Plan shall apply mutatis mutandis to the grant of UK Approved Stock Options under the UK Approved Plan.

2.2 In the event of any conflict between the Core Plan and the UK Approved Plan, the rules of the UK Approved Plan take precedence.(1)

                                                                UK Approved Plan


3. Eligibility

3.1 Subject to rule 3.3 below, a person is an Eligible Person if (and only if) he is a full-time director or qualifying employee of a Participating Company.

3.2  For the purposes of rule 3.1 above:

     (a) a person shall be treated as a full-time director of a Participating Company if he is obliged to devote to the performance of the duties of his office or employment with that and any other Participating Company not less than 25 hours a week (excluding meal breaks);

     (b) a qualifying employee, in relation to a Participating Company, is an employee of the Participating Company (other than one who is a director of a Participating Company).

3.3 A person is not eligible to be granted an option or to exercise a UK Approved Stock Option under the UK Approved Plan at any time when he is not eligible to participate in the UK Approved Plan by virtue of paragraph 8 of
     Schedule 9.

3.4 Notwithstanding anything to the contrary in the Plan, a UK Approved Stock Option may only be exercised by the Participant provided that, in the case of his death, his personal representatives may exercise any UK Approved Stock Option (to the extent exercisable at the date of his death) for the period of one year from the date of death).


4.   GRANT OF OPTIONS

4.1 Subject to rule 4.3 below, the Board may grant to any Eligible Person an UK Approved Stock Option to acquire Shares which satisfy the requirements of paragraphs 10 to 14 of Schedule 9, upon the terms set out in the UK
     Approved  Plan  and upon  such  other  objective  terms  as the  Board  may reasonably specify. The terms of a UK Approved Stock Option may only be amended if events occur which cause the Board, acting fairly and reasonably, to consider that a waived or varied term would be a fairer measure of performance and would be no more difficult to satisfy than the term as it existed immediately before such amendment.

4.2 The grant of a UK Approved Stock Option shall be subject to obtaining any approval or consent which may be required under the provisions of any regulation or enactment.

4.3 No person shall be granted UK Approved Stock Options under the UK Approved Plan which would, at the time they are granted, cause the aggregate market value of the Shares which he may acquire in pursuance of Options granted to him under the UK Approved Plan or under any other share option scheme, not being a savings-related share option scheme, approved under Schedule 9 and established by the Company or by any associated company of the Company (and not exercised) to exceed or further exceed (pound)30,000.

4.4  FOR THE PURPOSES OF RULE 4.3 ABOVE:

     (a) in the case of a UK Approved Stock Option granted under the UK Approved Plan the aggregate market value of the Shares shall be calculated as on the day by reference to which the price at which Shares may be acquired by the exercise thereof is determined as mentioned in rule 5.2 below;

                                                                UK Approved Plan


     (b) in the case of an Option granted under any other approved scheme, as at the time when it was granted or, in a case where an agreement relating to the Shares has been made under paragraph 29 of Schedule 9, such earlier time or times as may be provided in the agreement; and

     (iii)in the case of any other Option, the aggregate fair market value of Shares shall be calculated as on the day or days by reference to which the price at which Shares may be acquired by the exercise hereof was determined.

4.5 Unless otherwise agreed with the Inland Revenue, the French francs or Euro exchange rate for pounds sterling for the purposes of calculating the limit in rule 4.3 above shall be the noon buying rate in the City of London on the day by reference to which the price at which Shares may be acquired on the exercise of the Option is determined as mentioned in rule 5.2 below.


5.   EXERCISE

5.1 Shares shall be issued to the Participant pursuant to the exercise of an UK Approved Stock Option only upon receipt by the Company from the Participant of payment in full of the exercise price in cash and shall be allotted within 30 days following the effective date of exercise of the Option.

5.2 The price payable per Share on any day shall be determined by the Board prior to the Grant Date and shall be equal to the market value (within the meaning of Part VIII of the United Kingdom's Taxation of Chargeable Gains Act 1992) of Shares of that class, as agreed in advance for the purposes of the UK Approved Plan with the Shares Valuation Division of the Inland Revenue, on the Grant Date (or such other day as may be agreed in advance with the Inland Revenue).

5.3 Section 10.6 of the Core Plan shall not apply to any UK Approved Stock Options.(2)

6.   CHANGE OF CONTROL OF THE COMPANY AND OPTION ROLL-OVER

6.1 Section 12.2 of the Core Plan shall apply to any UK Approved Stock Option as if the words "unless decided otherwise by the Board" shall not apply.(3)

6.2 Section 12.3 of the Core Plan shall not apply to any UK Approved Stock Options.(4)

6.3 (5)In the event of a Change of Control, the following shall apply to all UK Approved Stock Options which have been granted under the UK Approved Plan and have not lapsed at the Date of the Change of Control:

     (iv) subject to rule 6.4 below, all such UK Approved Stock Options shall lapse upon the Date of the Change of Control;

     (v) the Board shall consult with the Acquiring Company with a view to proposing to the Participant a release of the UK Approved Stock Option in consideration of the grant to him of a new option pursuant to rule
          6.4 below;


-------------------

1    Rule 2.2 subject to Board Approval

2 Rule 5.3 subject to Board approval - insertion required by Inland Revenue 3 Rule 6.1 subject to Board approval - insertion required by Inland Revenue

4    Rule 6.2 subject to Board approval - insertion required by Inland Revenue

5    Rule 6.3 text  subject  to Board  approval -  revision  required  by Inland
     Revenue

                                                                UK Approved Plan

(vi) in this rule 6.3, the "Date of Change of Control" shall mean the date when the person making the offer has obtained control of the Company and any condition subject to which the offer is made is satisfied.

6.4 If the Acquiring Company obtains control of the Company as a result of making:

     (a) a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have control of the Company, or

     (b) a general offer to acquire all the Shares in the Company which are of the same class as the Shares which may be acquired by the exercise of UK Approved Stock Options granted under the UK Approved Plan, any Participant may at any time within the appropriate period (which expression shall be construed in accordance with paragraph 15(2) of
     Schedule 9), by agreement with the acquiring company, release any UK Approved Stock Option granted under the UK Approved Plan which has not lapsed ("the Old Option") in consideration of the grant to him of an option ("the New Option") which (for the purposes of that paragraph) is equivalent to the Old Option but relates to Shares in a different company (whether the acquiring company itself or some other company falling within paragraph 10(b) or (c) of Schedule 9).

6.5 The New Option shall not be regarded for the purposes of rule 6.4 above as equivalent to the Old Option unless the conditions set out in paragraph 15(3) of Schedule 9 are satisfied, but so that the provisions of the UK Approved Plan shall for this purpose be construed as if:

     (c) the New Option were a UK Approved Stock Option granted under the UK Approved Plan at the same time as the Old Option;

     (vii)except for the purposes of the definitions of "Participating Company" and "Subsidiary" in Rule 1 above, the reference to InfoVista S.A. in the definition of "Company" in section 2 of the Core Plan were a reference to the different company mentioned in rule 6.4 above.


7.   ADJUSTMENTS UPON CHANGES IN CAPITALISATION

7.1 Section 14 of the Core Plan shall apply to Approved Stock Options granted under the UK Approved Plan in respect of a variation of capital of the Company only, and provided further that no adjustment under section 14 shall be made to a UK Approved Stock Option at a time when the UK Approved Plan is approved by the Inland Revenue under Schedule 9 without the prior approval of the Inland Revenue and unless the adjustment is permitted by Paragraph 29 of Schedule 9.


8.   AMENDMENT AND TERMINATION OF THE U.K. SCHEME

8.1 Section 14 of the Core Plan shall apply mutatis mutandis to the UK Approved Plan, save that if an amendment is made to the UK Approved Plan or to the terms of a UK Approved Stock Option at a time when the UK Approved Plan is approved by the Inland Revenue under Schedule 9, the approval will not thereafter have effect until the Inland Revenue have approved the alteration or addition.

                                                                UK Approved Plan


8.2 As soon as reasonably practicable after making any amendment to the UK Approved Plan under rule 8.1 above, the Board shall give notice in writing thereof to any Participant affected thereby and, if the UK Approved Plan is then approved by the Inland Revenue under Schedule 9, to the Inland Revenue.

8.3 In accordance with the Board's powers under section 5 of the Core Plan, the Board shall if it deems necessary delegate authority to any one or more of the officers of the Company to be responsible for the administration of the UK Approved Plan.


9.   MISCELLANEOUS (6)

9.1 The Option Agreement shall be sealed or executed in such manner as to take effect in law as a deed.

9.2 All shares allotted following exercise of a UK Approved Stock Option shall rank equally in all respects with the shares of the same class then in issue except for any rights attaching to those shares by reference to a record date prior to the date of the allotment.

     Section 9.3 and Section 9.4 of the Core Plan shall not apply to any UK Approved Stock Option.

9.3 Within 30 days after an Option has been exercised by any Participant, the Board, on behalf of the Company, shall not allot him (or a nominee for him) or, as appropriate, procure the transfer to him (or a nominee for him) of the number of Shares in respect of which the Option has been exercised.

9.4 Section 10.1 of the Core Plan shall apply to a UK Approved Stock Option as if the words "Shares issued upon exercise of an Option shall be issued in the name of the Participant and his or her spouse first executes all undertakings and agreements the execution of which constitute conditions precedent to the exercise of the Option or issuance of the relevant Shares" shall not apply.



------------------

6 Rule 9 subject to Board approval - insertion required by Inland Revenue

                                                                     German Plan



                               INFOVISTA S.A. 2001
                               -------------------
                            GERMAN STOCK OPTION PLAN
                            ------------------------

        Schedule 4 to the InfoVista S.A. 2001 Employee Stock Option Plan
        ----------------------------------------------------------------




1.   Definitions and Interpretation


1.1 Unless the context requires otherwise, all terms defined in the Core Plan shall have the same meaning in this German Plan.


1.2 In addition, the following terms shall have the following meanings in this German Plan unless the context requires otherwise:

     (a)  "Core Plan" means the InfoVista S.A. 2001 Employee Stock Option Plan;

     (ii) "Eligible  Person"  means a  managing  director  (Geschaftsfuhrer),  a
          member  of  the  board  of   directors   (Vorstand)   or  an  employee
          (Arbeitnehmer) of a Participating Company;

     (iii)"German Plan" means this present plan as set out herein, but subject to any alterations or additions made under the rules below;

     (iv) "Participating Company" means the Company or a Subsidiary of the Company;

     (v) "Subsidiary" means a company (Unternehmen), existing now or in the future, which is a subsidiary (Tochterunternehmen) of the Company within the meaning of Section 290 of the German Commercial Code (Handelsgesetzbuch).

1.3 Any reference herein to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.





2.   Applicability of the Core Plan


     Save as in this German Plan specified otherwise, all the terms and provisions of the Core Plan shall apply mutatis mutandis to the grant of Options under the German Plan.





3.   Grant of Options


3.1 The Board may grant any Eligible Person Options to acquire Shares of the Participating Company under the terms set out in the German Plan. The terms of an Option may only be amended if events occur which cause the Board, acting fairly and reasonably, to consider that a waived or modified term would be a fairer measure of performance and no more difficult to satisfy than the term as it existed immediately prior to such amendment.


3.2 The grant of an Option shall be subject to the obtaining of any approval or consent which may be required under the provisions of any regulation or enactment.

                                                                     German Plan


4.   Amendment and Termination of the German Plan


4.1  Section  14 of the Core Plan shall  apply  mutatis  mutandis  to the German
     Plan.


4.2 After making any amendment to the German Plan under rule 5.1 above, the Board shall notify any Participant affected thereby in writing as soon as reasonably practicable.


4.3 In accordance with the Board's powers under section 5 of the Core Plan, the Board shall, if it deems this necessary, delegate authority to any one or more of the officers of the Company to be responsible for the administration of the German Plan.

                                                              International Plan





                               INFOVISTA S.A. 2001
                               -------------------
                         INTERNATIONAL STOCK OPTION PLAN
                         -------------------------------

        Schedule 5 to the InfoVista S.A. 2001 Employee Stock Option Plan
        ----------------------------------------------------------------


1.   DEFINITIONS AND INTERPRETATION

1.1 Unless the context otherwise requires, all expressions defined in the Core Plan shall have the same meaning in this International Plan.

1.2 In addition, the following expressions shall have the following meanings in this International Plan unless the context otherwise requires:


     "Core Plan" means the InfoVista S.A. 2001 Employee Stock Option Plan;

     "Eligible Person" means any person employed by the Company or any Affiliated Company under an employment agreement.

     "Grant Date" means the date on which the Option was granted.

     "International Plan" means the InfoVista S.A. 2001 International Employee Stock Option Plan.




2.   APPLICABILITY OF THE CORE PLAN

     Save as hereinafter specified, all the terms and provisions of the Core Plan shall apply mutatis mutandis to the grant of Options under the International Plan.




3.   AMENDMENT AND TERMINATION OF THE INTERNATIONAL PLAN

3.1 Section 14 of the Core Plan shall apply mutatis mutandis to this International Plan.

3.2 After making any amendment to this International Plan under rule 3.1, the Board shall notify any Participant affected thereby in writing as soon as reasonably practicable.

3.3 In accordance with the Board's powers under section 5 of the Core Plan, the Board shall if it deems necessary delegate authority to any one or more of the officers of the Company to be responsible for the administration of the International Plan.




4.   LAW AND JURISDICTION AND LANGUAGE

4.1 This International Plan shall be governed by and construed in accordance with the laws of France. The Tribunal de Commerce of Evry, France, or should this court not be competent, the Tribunal de Grande Instance of Evry, France, shall have sole jurisdiction to determine any claim or dispute arising in connection herewith.

     The Company, the Board and the Participants recognize that the Core Plan and Schedule 5 (International Plan) have been prepared in the French language. As a result, any English version hereof is for information purposes only and will bind neither the Company, nor the Board nor the Participants.

                                 EXHIBIT (D)(2)

    FORM OF GRANT OF INCENTIVE STOCK OPTIONS LETTER PURSUANT TO THE INFOVISTA
          2001 EMPLOYEE STOCK OPTION PLAN APPLICABLE TO U.S. EMPLOYEES.


                                    [Address]


                                     [Date]


                        GRANT OF INCENTIVE STOCK OPTIONS


Dear [  ],


We are pleased to inform you that, pursuant to the authorisation granted by the General Meeting of Shareholders of InfoVista SA on 18 December 2000, our Board of Directors has decided to grant to you options (the "Options") entitling you to subscribe for a number of ordinary shares of a nominal value of 0.54 euros in InfoVista SA.


The Grant Date, the number of shares subject to the Options and the subscription price per share are shown below. The Options are granted under the terms and conditions contained in the Core Plan and Schedule 2 of the InfoVista SA 2001 Stock Option Plan (together "the Plan").


-------------------------------------------------------------------------------------------------------------------------------

 Grant Date      Last Date for Exercise      Number of Shares (0.54(euro))   Subscription Price      Total value of Options at
                                                                             per Share in(euro)        Grant Date in(euro)
-------------------------------------------------------------------------------------------------------------------------------
 [    ]                    [ ]                  [Number of options]                [ ] euros            [Value of options]
-------------------------------------------------------------------------------------------------------------------------------


Please find enclosed the Plan in French and English which you should read carefully. The English version is an unofficial translation provided for your convenience. The French version alone is legally binding. Your attention is specifically drawn to sections 6.1, 8, 9 & 10 of the Core Plan and paragraph of
Schedule 2 to the Plan.


The Options shall lapse if you do not return to InfoVista SA's headquarters by [ ], (i) one of the two counterparts of this letter, dated and signed by you to show your agreement to the rules of the Plan and (ii) one of the two enclosed copies of the Plan (English version) signed, dated, initialled on each page and signed by you on the last page.

You may only exercise your Option in accordance with the rules of the plan. The procedure and forms are set out on the InfoVista Intranet ( http://intravista/ )
or from my assistant at InfoVista S.A.                      -------------------

Very truly yours,

Alain Tingaud
Chairman & CEO


I have read the rules of the Plan and I hereby agree to comply with and be bound by them

[name]

----------------------------
Signature & Date

                                 EXHIBIT (D)(3)

      FORM OF GRANT OF STOCK OPTIONS LETTER PURSUANT TO THE INFOVISTA 2001
        EMPLOYEE STOCK OPTION PLAN APPLICABLE TO INTERNATIONAL EMPLOYEES.


                                   Address [ ]

                                     [Date]




                             GRANT OF STOCK OPTIONS


Dear [  ],


We are pleased to inform you that, pursuant to the authorisation granted by the General Meeting of Shareholders of InfoVista SA on 18 December 2000, our Board of Directors has decided to grant to you options (the "Options") entitling you to subscribe for a number of ordinary shares of a nominal value of 0.54 euros in InfoVista SA.


The Grant Date, the number of shares subject to the Options and the subscription price per share are shown below. The Options are granted under the terms and conditions contained in the Core Plan and Schedule 5 to the InfoVista SA 2001 Stock Option Plan (together "the Plan").

------------------------------------------------------------------------------------------------------------------------------

 Grant Date    Last Date for Exercise     Number of Shares (0.54(euro))    Subscription Price      Total value of Options at
                                                                           per Share in(euro)       Grant Date in(euro)
------------------------------------------------------------------------------------------------------------------------------

 [    ]                  [ ]                 [number of options]               [ ] euros                 [value]
------------------------------------------------------------------------------------------------------------------------------

Please find enclosed the Plan rules in French and English which you should read carefully. The English version is an unofficial translation provided for your convenience. The French version alone is legally binding. Your attention is specifically drawn to sections 6.1, 8, 9 and 10 of the Core Plan.


The Options shall lapse if you do not return to InfoVista SA's headquarters by [ ], (i) one of the two counterparts of this letter, dated and signed by you to show your agreement to the rules of the Plan and (ii) one of the two enclosed copies of the Plan (English version) signed, dated, initialled on each page and signed by you on the last page.

You may only exercise your Options in accordance with the rules of the Plan. The procedure and forms are available on the InfoVista Intranet (http://intravista/) or on request from my assistant at InfoVista S.A.

Please note that, as permitted by legislation, you will be agreeing that you will be responsible for any liability to employers' or secondary National Insurance contributions arising upon the exercise of your options. UK employees, please note that you are likely to be eligible to benefit from a new tax relief which has been introduced to allow employees to set-off any employers' or secondary National Insurance contributions they pay in calculating the income tax charge on the gain realised on exercise of an option.


Very truly yours,


Alain Tingaud

Chairman & CEO


--------------------------------------------------------------------------------
I have read the rules of the Plan and I hereby agree to comply with and be bound by them. In relation to any option I may be granted under the Plan, I agree to comply and be bound by the rules of the Plan and any variations to them. I also agree that I will be responsible for paying the whole of any liability for employers' or secondary National Insurance contributions payable on the exercise of the option.
--------------------------------------------------------------------------------

      [name]


-------------------------------

Date & Signature